As filed with the Securities and Exchange Commission on July 5, 2002

Registration No.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

METROPOLITAN HEALTH NETWORKS, INC.

(Name of Small Business Issuer in Its Charter)

Florida	8011	65-0635748
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

500 Australian Avenue South, Suite 1000
West Palm Beach, FL 33401
(561) 805-8500
(Address and Telephone Number of Principal Executive Offices)

Fred Sternberg, Chairman, President and CEO
500 Australian Avenue South, Suite 1000
West Palm Beach, FL 33401
(561) 805-8500
(Name, Address and Telephone Number of Agent For Service)

Copies of all communications to:

Joel D. Mayersohn, Esq.
Adorno & Yoss, P.A.
350 East Las Olas Boulevard, Suite 1700
Fort Lauderdale, FL 33301
Telephone: (954) 763-1200
Facsimile No. (954) 766-7800

     Approximate Date of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement. We hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting under Section 8(a), may determine.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [  ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each		Maximum	Maximum	Amount of
Class of Securities	Amount to be	Offering Price	Aggregate	Registration
to be Registered	Registered	Per Security	Offering Price(1)	Fee(1)(2)

Common Stock, par value $.001 per share(1)	3,674,419	$0.46	$1,690,232.70	$155.50
Common Stock, par value $.001 per share (2)	650,000	$0.68	$442,000.00	$40.65
Total Registration Fee				$196.15

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457. Based upon the average of the closing bid and asked prices for the common stock on July 1, 2002. All listed shares are issuable upon conversion of a convertible note.

(2)	Shares issuable upon exercise of common stock purchase warrants. Estimated solely for purposes calculating the registration fee pursuant to Rule 457(g). Based upon exercise price of the shares of common stock underlying convertible securities which is higher than the average of the closing bid and asked prices for the common stock on July 1, 2002.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION

PROSPECTUS

METROPOLITAN HEALTH
NETWORKS, INC.

4,324,419 Shares of Common Stock

     This prospectus covers the 4,324,419 shares of common stock of Metropolitan Health Networks, Inc. being offered for resale by certain selling security holders.

     Our common stock is traded on the OTCBB under the trading symbol “MDPA”. On July 1, 2002, the closing price for our common stock was $0.46.

     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

July      , 2002

PROSPECTUS SUMMARY

     This summary contains what we believe is the most important information about us and the offering. You should read the entire document for a complete understanding of our business and the transactions in which we are involved. The purchase of the securities offered by this prospectus involves a high degree of risk. Risk factors include the lack of revenues and history of loss, and the need for additional capital. See the “Risk Factors” section of this prospectus for additional risk factors.

The Company

Business Description

     We are an integrated healthcare company whose mission is to provide medical, pharmacy and related services to patients. We operate a Provider Service Network in Florida and provide managed care pharmacy operations. Through our Provider Service Network, we manage the provision of health care services for patients through agreements with HMOs and other insurers for a significant portion of the insurance premiums. We currently have pharmacy operations in Florida, New York, and Maryland.

     We have agreements with HMOs to manage the financial risk for managed care organizations in South and Central Florida and are responsible for providing healthcare services to approximately 45,000 patients. We provide our services through a network of primary care physicians, specialists, hospitals and ancillary facilities. These providers have contracted to provide services to our patients agreeing to certain fee schedules and care requirements.

     We have developed management expertise in the fields of:

•	Quality management—a review of overall patient care by physicians by reviewing referrals measured against standard industry guidelines, which provide the basis to determine that patient care meets the highest standards of medical care.

•	Utilization management—a daily review of the physicians care and services through statistical data created by patient visits, referrals, hospital admissions and nursing home information that enables us to monitor effective medical care. The methods used also provide disease management for the benefit of the high-risk patients.

•	Claims adjudication and payment to physicians and hospitals.

     Under our model, the physicians maintain their independence but are aligned with a professional staff to assist in providing cost effective medicine. Each primary care physician provides direct patient services as a primary care doctor including referrals to specialists, hospital admissions and referrals to diagnostic services.

     We believe our expertise allows us to provide a service and manage the risk that health insurance companies cannot provide on an efficient and economic level. Health insurance companies are typically structured as marketing entities to sell their products on a broad scale. Due to mounting pressures from the industry, managed care organizations have altered their strategy, returning to the traditional model of selling insurance and transferring the risk to a provider service network. Under such arrangements, managed care organizations receive premiums from the government Healthcare Financing Administration (HCFA) and commercial groups and pass a significant percentage of the premium on to a third party such as us, to provide covered benefits to patients, including pharmacy and other enhanced services. After all medical expenses are paid, any surplus or deficit remains with the provider service network. When managed properly, accepting this risk can create significant surpluses.

     We also use the Internet to help process referral claims between network primary care physicians and specialists. This process helps reduce the paperwork in the physician’s office as well as provide a more efficient method for the patient in our network. Our utilization management team communicates with the physicians on a daily basis to provide overall management of the patient.

     Our executive offices are located at 500 Australian Avenue South, Suite 1000, West Palm Beach, Florida 33401, and our telephone number is (561) 805-8500.

     References throughout this prospectus to “we”, “us” and “our” are to Metropolitan Health Networks, Inc. and its subsidiaries.

The Offering

Selling Shareholders

     This prospectus covers up to 4,324,419 shares of our common stock which may be sold by the selling stockholders identified in this prospectus.

Summary financial data

     The following summary of our financial information has been derived from our audited financial statements that are included in this prospectus.

Results of Operation

	Year	Year	3 Months	3 Months
	Ended	Ended	Ended	Ended
	December 31, 2001	Dec. 31, 2000	March 31, 2002	March 31, 2001

Revenues	$131,530,583	$119,129,854	$38,014,716	$29,489,921
Expenses	130,521,829	114,201,285	37,215,138	28,299,189

Net Income	1,008,754	4,928,569	799,578	1,190,732
Net earnings Per Share (basic)	0.04	0.28	0.03	0.05
(diluted)	0.04	0.24	0.03	0.05

Balance Sheet Data

	Year	Year
	Ended	Ended	As Of	As of
	December 31, 2001	Dec. 31, 2000	March 31, 2002	March 31, 2001

Working Capital (Deficit)	$5,109,340	$(528,364)	$6,995,603	$2,130,979
Total Assets	$19,362,675	$11,765,252	$24,007,128	$13,940,619
Total Liabilities	$10,683,441	$10,524,619	$12,684,203	$10,947,616
Shareholder’s Equity	$8,679,234	$1,240,633	$11,322,925	$2,993,003

RISK FACTORS

     Prospective investors should carefully consider, along with other matters referred to herein, the following risk factors.

Failure to manage our growth effectively could harm our business and results of operation.

     We have experienced rapid growth in our business. This growth may impair our ability to provide our services efficiently and to manage our employees adequately. Our strategy is to focus on growth within geographic parameters, identifying regions throughout Florida. We are taking steps to manage our growth and to date have not experienced any persistent difficulties in managing our growth. Future results of operations could be materially adversely affected if we are unable to manage our growth effectively.

We have only recently achieved profitability and we may not be able to sustain profitability.

     We have achieved increased levels of revenues for the three months ended March 31, 2002, and for the year ended December 31, 2000, and though the year ended December 31, 2001 was our second profitable year, up to this date we have operated with negative cash flows. For the year ended December 31, 2001, and December 31, 2000, we incurred a profit of $1,008,754, and $4,928,569 (of which $3,448,258 was a non-recurring gain) respectively. For the three months ended March 31, 2002, and March 31, 2001, we incurred a profit of $799,578, and $1,190,732, respectively.

     Our operating expenses have increased and can be expected to increase in connection with our operational growth and, accordingly, our future profitability may depend on corresponding increases in revenues from operations. Future events, including unanticipated expenses, increased competition or changes in government regulation, could have an adverse affect on our operating margins and results of operations. As a result, we may experience liquidity and cash flow problems in the future, and may require additional financing. There can be no assurance that our rate of revenue growth will continue in the future, that our future operations will be profitable, or that we will be able to obtain additional financing, if an when necessary, on terms acceptable to us.

Our quarterly results will likely fluctuate, which could cause the value of our common stock to decline.

     We are subject to quarterly variations in our medical expenses due to fluctuations in patient utilization. We have significant fixed operating costs and, as a result, are highly dependent on patient utilization to sustain profitability. Our results of operations for any quarter are not necessarily indicative of results of operations for any future period or full year. We experience increased patient population and greater use of medical services in the winter months. As a result, our results of operations may fluctuate significantly from period to period. In addition, there recently has been significant volatility in the market price of securities of health care companies that in many cases we believe has been unrelated to the operating performance of these companies. We believe that certain factors, such as legislative and regulatory developments, quarterly fluctuations in our actual or anticipated results of operations, lower revenues or earnings than those anticipated by securities analysts, and general economic and financial market conditions, could cause the price of our common stock to fluctuate substantially.

The loss of certain agreements and the capitated nature of our revenues could materially effect our operations.

     The majority of our revenues come from agreements with managed care organizations that provide for the receipt of capitated fees. The principal organization that we contract with is Humana. Capitated fees are negotiated fees that stipulate a specific dollar amount or a percentage of total premium collected by an insurer or payor source to cover the partial or complete healthcare services deliveries to a person. We generally enter into agreements which are for one-year and three year terms, which are renewable annually thereafter. Each such agreement we have entered into has been renewed each year thereafter. These agreements may be terminated on short notice or not renewed on terms favorable to us and our affiliated providers. We may not be successful in obtaining additional HMO agreements or in increasing the number of HMO enrollees. A decline in enrollees in HMOs could also have a material adverse effect on our profitability.

     Under the HMO agreements we, through our affiliated providers, generally are responsible for the provision of all covered hospital benefits, as well as outpatient benefits, regardless of whether the affiliated providers directly provide the healthcare services associated with the covered benefits. To the extent that enrollees require more care than is anticipated, aggregate capitation rates may be insufficient to cover the costs associated with the treatment of enrollees. If revenue is insufficient to cover costs, our operating results could be adversely affected. As a result, our success will depend in large part on the effective management of health care costs. Pricing pressures may have a material adverse effect on our operating results. Changes in health care practices, inflation, new technologies, and numerous other factors affecting the delivery and cost of health care are beyond our control and may adversely affect our operating results.

The development of management information systems may involve significant time and expense.

     Our management information systems are important components of the business and are becoming a more significant factor in our ability to remain competitive. We already possess a physician billing and collection system. We are participating in the development of an integrated management information system. To date, we have not experienced any systematic glitch or significant setback related to the functioning of our present management information system or to the development of our new system. The development and implementation of such systems involve the risk of unanticipated delay and expense, which could have an adverse impact on our operations.

Exposure to professional liability and the high cost of liability insurance could adversely effect our financial operation.

     In recent years, physicians, hospitals and other providers in the health care industry have become subject to an increasing number of lawsuits alleging medical malpractice and related legal theories. Many of these lawsuits involve large claims and substantial defense costs. We maintain professional liability insurance coverage, on a claims basis, in an amount of $1.0 million per claim and $3.0 million in the aggregate for each physician and errors and omissions coverage of $1.0 million per claim and $3.0 million in the aggregate. Those amounts exceed the requirements as mandated by the state of Florida but which may not be adequate to protect our assets.

The loss of a significant contract with Humana would materially effect our operations.

     We have three and one year renewable agreements with Humana to provide healthcare services to members in certain healthcare networks established or managed by Humana. For the twelve months ended December 31, 2001, approximately 96% of our revenue was obtained from these agreements; for the three months ended March 31, 2002, our percentage of total revenue from these agreements declined to approximately 91%, with approximately 8% of our revenue for that three month period coming from the pharmacy division. The Humana agreements may be terminated in the event we participate in activities Humana reasonably believes may adversely effect the health or welfare of any member or other material breach. Failure to maintain these agreements, or successfully develop additional sources of revenue could adversely effect our financial condition.

Our industry is already very competitive; increased competition could adversely affect our revenues.

     The health care industry is highly competitive and subject to continual changes in the method in which services are provided and the manner in which health care providers are selected and compensated. Companies in other health care industry segments, some of which have financial and other resources greater than we do, may become competitors in providing similar services. Our principal competitors include Continucare, Florida Health Choice and Primary Care Specialists. Our strength in comparison with our competitors is our knowledge, understanding and experience in managed care risks, particularly with Medicare. We may not be able to continue to compete effectively in this industry. Additional competitors may enter our markets and this competition may have an adverse effect on our revenues.

We are dependent upon our key management personnel for our future success.

     Our success depends to a significant extent on the continued contributions of our key management, including our chairman, president and chief executive officer, Fred Sternberg, and Debra Finnel, our chief operating officer and vice president. We have no insurance policies for our executive officers. The loss of Mr. Sternberg or Ms. Finnel or other key personnel could have a material adverse effect on our financial condition, results of operations and plans for future development. While we have employment contracts with Mr. Sternberg and Ms. Finnel, we compete with other companies for executive talent and there can be no assurance that highly qualified executives would be readily available.

The health care industry is highly regulated and our failure to comply with laws or regulations, or a determination that in the past we have failed to comply with laws or regulations, could have an adverse effect on our financial condition and results of operations.

     The health care services that we and our affiliated professionals provide are subject to extensive federal, state and local laws and regulations governing various matters such as the licensing and certification of our facilities and personnel, the conduct of our operations, our billing and coding policies and practices, our policies and practices with regard to patient privacy and confidentiality, and prohibitions on payments for the referral of business and self-referrals. If we fail to comply with these laws, or a determination is made that in the past we have failed to comply with these laws, our financial condition and results of operations could be adversely affected. Changes to health care laws or regulations may restrict our existing operations, limit the expansion of our business or impose additional compliance requirements. These changes, if effected, could have the effect of reducing our opportunities or continued growth and imposing additional compliance costs on us that may not be recoverable through price increases.

     Federal anti-kickback laws and regulations prohibit certain offers, payments or receipts of remuneration in return for referring Medicaid or other government-sponsored health care program patients or patient care opportunities or purchasing, leasing, ordering, arranging for or recommending any service or item for which payment may be made by a government-sponsored health care program. In addition, federal physician self-referral legislation, known as the Stark law, prohibits Medicare or Medicaid payments for certain services furnished by a physician who has a financial relationship with various physician-owned or physician-interested entities. These laws are broadly worded and, in the case of the anti-kickback law, have been broadly interpreted by federal courts, and potentially subject many business arrangements to government investigation and prosecution, which can be costly and time consuming. Violations of these laws are punishable by monetary fines, civil and criminal penalties, exclusion from participation in government-sponsored health care programs and forfeiture of amounts collected in violation of such laws, which could have an adverse effect on our business and results of operations. Florida also has anti-kickback and self-referral laws, imposing substantial penalties for violations.

Limitations of or reduction in reimbursement amounts or rates by government-sponsored healthcare programs could adversely affect our financial condition and results of operations.

     As of December 31, 2001 approximately 95% of our revenues were derived from reimbursements by various government-sponsored health care programs. These government programs, as well as private insurers, have taken and may continue to take steps to control the cost, use and delivery of health care services. The following events could result in an adverse effect on our financial condition and results of operations:

•	reductions in or limitations of reimbursement amounts or rates under programs,

•	reductions in funding of programs,

•	elimination of coverage for certain individuals or treatments under programs, which may be implemented as a result of increasing budgetary and cost containment pressures on the health care industry, or

•	new federal or state legislation reducing funding and reimbursements.

We have anti-takeover provisions which may make it difficult to replace or remove our current management.

     Our Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by the Board of Directors. Our Board of Directors may, without shareholder approval, issue preferred stock with dividends, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. The ability of our board to issue preferred stock may prevent or frustrate shareholder attempts to replace or remove current management.

Due to the substantial number of our shares that will be eligible for sale in the near future, the market price of our common stock could fall as a result of sales of a large number of shares of common stock in the market, or the price could remain lower because of the perception that such sales may occur.

     These factors could also make it more difficult for us to raise funds through future offerings of our common stock. As of May 31, 2002, there were 30,770,896 shares of our common stock outstanding. All of which will be freely tradable without restriction with the exception that approximately 5,500,000 shares, which are owned by certain of our officers, directors, affiliates and third parties, may be sold publicly at any time subject to the volume and other restrictions under Rule 144 of the Securities Act of 1933;

     In addition, as of May 31, 2002, approximately 7,373,583 shares of our common stock were reserved for issuance upon the exercise of warrants and options which have been previously granted.

Our common stock has experienced in the past, and is expected to experience in the future, significant price and volume volatility, which substantially increases the risk of loss to persons owning common stock.

     Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

Our financial statements have been prepared assuming that we will continue as a going concern.

     The auditors’ reports on our 2001 and 2000 financial statements state that certain matters “raise substantial doubt about the company’s ability to continue as a going concern.” We continue to explore the possibility of raising funds through available sources which include equity and debt markets. In the event we are unable to generate sufficient revenues to maintain operations we cannot be certain that the company will be successful at raising the additional funds needed.

FORWARD LOOKING STATEMENTS

     The discussion in this Prospectus regarding our business and operations includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1996. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as “may,” “expect,” “anticipate,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are speculative, and there are certain risks and uncertainties that could cause actual events or results to differ from those referred to in such forward-looking statements. This disclosure highlights some of the important risks regarding our business. The risks included should not be assumed to be the only things that could affect future performance. Additional risks and uncertainties include the potential loss of contractual relationships, fluctuations in the volume of procedures performed by our facilities and physicians, changes in the reimbursement rates for those services as well as uncertainty about the ability to collect the appropriate fees for services provided by us.

CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2002 on an unaudited basis. The table should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

March 31, 2002

Current maturities of long-term debt	$1,129,032
Long-term debt	161,312
Shareholders’ equity:
Common Stock, $.001 par value, 80,000,000 shares authorized, 29,528,087 shares issued and outstanding	29,528
Preferred Stock, $.001 par value, 10,000,000 shares authorized, 5,000 shares issued or outstanding	500,000
Additional paid-in capital	27,866,234
Accumulated deficit	(16,776,208)
Other	(296,629)
Total shareholders’ equity	$11,322,925

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our shares of common stock are traded on the OTCBB under the symbol “MDPA”. Our warrants traded under the symbol “MDPAW” until March 15, 2001, when they expired. The following tables set forth the high and low closing bid prices for the common stock as reported by OTCBB:

Common Stock

Period	High	Low

April 1, 2000-June 30, 2000	2.750	1.031
July 1, 2000-September 30, 2000	3.313	1.531
October 1, 2000-December 31, 2000	2.000	0.750
January 1, 2001-March 31, 2001	1.844	0.875
April 1, 2001-June 30, 2001	3.340	1.930
July 1, 2001-September 30, 2001	2.900	1.750
October 1, 2001-December 31, 2001	2.080	1.030
January 1, 2002-March 31, 2002	1.400	0.670
April 1, 2002-June 30, 2002	0.830	0.450

     Holders of our common stock are entitled to cash dividends when, as may be declared by the board of directors. We do not intend to pay any dividends in the foreseeable future and investors should not rely on an investment in us if they require dividend income. We intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy will be subject to the discretion of our board of directors and will be based upon future earnings, if any, our financial condition, capital requirements, general business conditions and other factors. There can be no assurance that cash dividends of any kind will ever be paid.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock received by GCA Strategic Investment Fund Limited upon conversion of the Convertible Notes. If, and when, the Warrants are exercised by the selling shareholders, the proceeds from the exercise shall be used by us for general corporate purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

Overview

Metropolitan Health Networks, Inc. (the “Company” or “Metcare “) was incorporated in the State of Florida in January 1996. In 2000, the Company implemented its new strategic plan, operating as a Provider Service Network (PSN), specializing in managed care risk contracting. The Company’s ability to control its Network has produced favorable medical loss ratios, allowing the Company to successfully tap into the trillion dollar healthcare market. Through its Network, the Company provides care to over 25,000 Medicare+Choice patients, 7,000 commercial HMO patients and approximately 13,000 fee-for- service patients aligned with various health plans.

The primary focus of the PSN division in 2001 was establishing the network and infrastructure along with creating the application necessary to become a Health Maintenance Organization. Many opportunities have been augmented by current legislation and a political environment that has demonstrated support for the Medicare+Choice program. An example of this support is the current additional funding that has been proposed to begin in 2003, along with bonuses for health plans that are willing to establish a presence in underserved markets. Metcare’s business plan is modeled to take full advantage of the new direction of the Medicare+Choice program with the initial underserved market of the Treasure Coast of Florida (Martin, St. Lucie and Okeechobee Counties).

Responding to rapid increases in pharmacy spending, in June of 2001 the Company formed Metcare Rx, Inc., a wholly owned subsidiary, to control costs and to reduce prescription drug expenditures that are forecasted to increase by over 100% in the next decade. An increasing number of health plans with low-cost co-pays for drug coverage, direct-to-consumer advertising, and newer, better therapies requiring high-cost branded products all drive up the cost of pharmacy benefits. In an effort to reduce these costs, the Company has negotiated agreements allowing the Company to directly negotiate contracts for the purchase, filling and delivery of prescriptions. Assuming that the Company can successfully implement this agreement throughout its Network, Metcare believes it can achieve better management and control to provide cost savings and incremental revenues. With the use of the software technology included in this system, the physician is provided with a preferred formulary resulting in reduced costs to both the patient and Company.

Results of Operations

The Company had revenues of $38.0 million for the quarter ended March 31, 2002 and operating expenses of $37.1 million, resulting in income from operations of approximately $950,000 and a net income of approximately $800,000. For the same quarter in 2001, revenues amounted to $29.5 million resulting in net income of $1.2 million. On a basic per share basis, earnings were $0.03 and $0.05 for the quarters ended March 31, 2002 and 2001, respectively.

Earnings before interest, taxes, penalties, depreciation and amortization (EBITDA) decreased $400,000, from $1.6 million in the first quarter of 2001 to $1.2 million in 2002.

During 2001, in an effort to diversify its revenue base and ultimately increase shareholder value, the Company implemented its pharmacy division and began the process of filing for its own HMO license. As such, the results for the quarter ended March 31, 2002 included losses incurred by the Company’s pharmacy and HMO divisions, as well as the continuing development of its clinical laboratory, which, including allocation of corporate overhead, amounted to approximately $1.2 million. It is expected that these operations, in total, will achieve profitability by the third quarter of 2002.

In addition, Metcare had working capital of $6.9 million at March 31, 2002, up from $2.1 million a year earlier. Shareholders’ equity increased to $11.3 million at March 31, 2002 compared to $3.0 million at March 31, 2001.

Revenues

Revenues for the quarter ended March 31, 2002 increased 29% compared to the same period in 2001, from $29.5 million to $38.0 million. PSN revenues increased $5.1 million from $29.1 million to $34.2 million. March 2002 PSN revenues included approximately $2.6 million of additional Medicare and commercial funding over the March 2001 quarter. The Company expects to receive similar additional monthly amounts for the foreseeable future. In addition, an increase in the number of covered lives within the PSN network contributed approximately $2.3 million of the increase in revenues over the prior year.

Revenues for the first quarter of 2002 included approximately $3.1 million from Metcare Rx, which began operations in the Daytona market in June 2001, New York in July 2001, and Maryland in October 2001. Management believes that with the proper capitalization, MetcareRx will eventually account for a significant percentage of overall revenues of the Company as it continues to expand in its existing markets and enter other markets. Pharmacy sales to the PSN of approximately $242,000 have been eliminated in consolidation. In addition, revenues for the first quarter of 2002 included $480,000 from its clinical laboratory (Metlabs), as compared to revenues of only $23,000 in the first quarter of the prior year.

Expenses

Operating expenses for the first quarter of 2002 increased 32% over the prior year, slightly higher than the 29% increase in revenues. Direct medical costs for the quarter ended March 31, 2002 were $29.1 million compared to $25.6 for the quarter ended March 31, 2001. Direct medical costs, the largest component of expense, represent certain costs associated with providing services of the PSN operation including direct medical payments to physician providers, hospitals and ancillaries on a capitated or fee for service basis. As a percentage of PSN revenues, the medical loss ratio (MLR) amounted to 85% and 88% for the quarters ended March 31, 2002 and 2001, respectively. This decrease results from the increased funding the Company received during the quarter offset in part by increases in Part A (hospital) costs due to new contracts with hospitals in the Company’s Daytona network.

Cost of sales for the first quarter of 2002 totaled $2.2 million and represents the cost of the pharmaceuticals sold by MetcareRx. The pharmacy division had a gross profit percentage for the first quarter 2002 of 33%.

Salaries and benefits for the first quarter of 2002 increased $1.8 million over the first quarter of the prior year to $3.2 million. A number of new operations were opened throughout in 2001 as the Company continued to implement its business plan. These new operations accounted for $1.4 million of the increase in payroll related costs. Three of these new operations (Port Orange, Ormond Beach and Everglades), totaling $168,000 in incremental payroll costs were opened February 2001 and operated as medical centers for our PSN operations. In July 2001, a fourth new medical center was opened in Boca Raton, incurring $95,000 in payroll costs for the first quarter of 2002. The expansion of Metlabs accounted for $167,000 of the increase in payroll expenses while MetcareRx accounted for $940,000 of incremental payroll costs in its Florida, New York and Maryland facilities. The Company believes it has the necessary management in place in both MetcareRx and Metlabs to support the revenue growth the Company anticipates in 2002 and beyond. Expansion of the services the Company provides in its Daytona market in an effort to control its medical costs accounted for $233,000 of the increase while salary increases, increases in medical insurance premiums and a bolstering of staffing throughout the Company accounted for the balance of the increase, which was partially offset by a $39,000 incremental decrease resulting from the closure of a medical practice.

Depreciation and amortization for the quarter ended March 31, 2002 was $199,000 compared to $206,000 the year before. The decrease of approximately $7,000 is due primarily to the elimination of goodwill amortization of $97,000, offset in part by amortization of financing costs and an increase in depreciation on fixed assets acquired over the past twelve months.

Consulting expense increased approximately $472,000, from $139,000 in the quarter ended March 31, 2001 to $611,000 in the same period in 2002. Of the increase, $169,000 was incurred in the Company’s Hospitalist, Oncology and Utilization/Quality Assurance/Management programs, which are designed to lower direct medical costs while improving patient care, $59,000 of incremental expense was incurred in connection with investment banking and advisory services and $108,000 was spent in the development of the Company’s HMO, part of its long-term goal to diversify its revenue base. Also, in conjunction with its June 2001 cancellation of the Pharmacy Management and Preferred Provider Agreements with a pharmacy consultant, the Company entered into a one-year software agreement with the consultant, accounting for $75,000 in incremental expense in 2002. Expenses associated with new operations account for most of the increase balance.

General and administrative expenses increased from $816,000 in the first quarter of 2001 to $1.7 million in the first quarter of 2002, an increase of $909,000. New operations accounted for $728,000 in incremental general and administrative expenses while the costs of the Company’s Hospitalist and Oncology programs and the expansion of the Company’s Daytona corporate office accounted for an additional $76,000 in increases. Additionally, the March 2001 expense was reduced by approximately $156,000 in one-time write-offs. These increases were partially offset by the savings of $67,000 resulting from the closure of a medical practice.

Liquidity and Capital Resources

In the first quarter of 2002, the Company had EBITDA of $1.2 million, which was used to partly fund current operations. In addition, the Company raised approximately $2.8 million in debt and equity financing. As a result, working capital increased by $1.9 million in the first quarter of 2002 and shareholders’ equity improved by $2.6 million. However, the Company has sustained substantial negative cash flows from operations since 2000 primarily as a result of the Company’s diversification of its revenue base, including the pharmacy and clinical laboratory operations. Although the Company believes it will become cash flow positive from operations in 2002, there can be no assurance that this will occur. In the absence of achieving positive cash flows from operations or obtaining additional debt or equity financing, the Company may have difficulty meeting current and long-term obligations. The auditor’s report on the Company’s financial statements for the year ended December 31, 2001 states that certain matters raise substantial doubt about the Company’s ability to continue as a going concern. To address these concerns, the Company continues to pursue debt and/or equity financing and believes it will be successful in doing so, allowing it to fully implement its pharmacy and HMO divisions.

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financial obligations. Management believes that actions presently being taken, as described in the preceding paragraph, provide the opportunity for the Company to continue as a going concern.

During the first quarter of 2002, the Company issued 500,000 shares to accredited investors, in connection with private placements, resulting in proceeds of $500,000 that were used for working capital. Additionally, the Company borrowed $1.7 million on short-term notes payable of which $1.2 million is due June 6, 2002 and $500,000 is due June 21, 2002 and $625,000 in long-term notes payable, with varying interest rates ranging from 5% to 24% and beneficial conversion features. Certain notes also provided for issuance of 65,000 warrants in the aggregate and are collateralized by all the Company’s assets. The proceeds from these transactions were used for working capital. Such offerings were to accredited investors pursuant to Section 4(2) of the Securities and Exchange Act of 1934.

The primary source of the Company’s liquidity is derived from payments from its full-risk contracts with an HMO. In March 2002, two investors, on behalf of the Company, funded $1.0 million as collateral for a letter of credit in favor of the HMO. The letter of credit was required by the Company’s contract with the HMO and enabled the Company to favorably renegotiate certain terms of the contract. The Company has agreed to purchase the collateral over ten months at an effective rate of 24% per annum.

The Company is currently pursuing debt and/or equity financing in excess of $5 million for working capital of Metcare Rx, repayment of short-term debt, and settlement of the payroll tax liability. With the working capital in Metcare Rx, the Company believes that it would be able to expand and become profitable by the third quarter of 2002. In any event, the Company is determined to generate cash flow from operations by the third quarter of 2002.

At March 31, 2002 the Company had a recorded liability for unpaid payroll taxes and related interest and penalties of approximately $2.9 million. The Company negotiated an installment plan with the Internal Revenue Service (IRS) whereby it is currently making monthly installments of $100,000 until the liability is retired (see Audited Financials).

Forward-Looking Statements and Associated Risks

     Except for historical information contained herein, the matters discussed in this report are forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements are based largely on our expectation and are subject to a number of risks and uncertainties, including but not limited to economic, competitive and other factors affecting our operations, ability of us to obtain competent medical personnel, the cost of services provided versus payment received for capitated and full risk managed care contracts, negative effects of prospective healthcare reforms, our ability to obtain medical malpractice coverage and the cost associated with malpractice, access to borrowed or equity capital on favorable terms, the fluctuation of our common stock price, and other factors discussed elsewhere in this report and in other documents filed by us with the Securities and Exchange Commission from time to time. Many of these factors are beyond our control. Actual results could differ materially from the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this report will, in fact, occur.

Item 7.      Financial Statements

     The financial statements required to be filed hereunder are included under Item 13 (a) (1) of this report.

Item 8.      Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

     None.

BUSINESS

Description of Business

     Introduction

     Metropolitan Health Networks, Inc. (the “Company,” “Metcare,” “we,” or “us”) was incorporated in the State of Florida in January 1996. In 2000, we implemented our new strategic plan, operating as a Provider Service Network (PSN), specializing in managed care risk contracting. Our ability to control our Network has produced favorable medical loss ratios, allowing us to successfully tap into the trillion dollar healthcare market. Through its Network, we provide care to over 25,000 Medicare+Choice patients, 7,000 commercial HMO patients and approximately 13,000 fee-for-service patients aligned with various health plans.

     The primary focus of the PSN division in 2001 was establishing the network and infrastructure along with creating the application necessary to become a Health Maintenance Organization. Many opportunities have been augmented by current legislation and a political environment that has demonstrated support for the Medicare+Choice program. An example of this support is the current additional funding that has been proposed to begin in 2003, along with bonuses for health plans that are willing to establish a presence in underserved markets. Metcare’s business plan is modeled to take full advantage of the new direction of the Medicare+Choice program with the initial underserved market of the Treasure Coast of Florida (Martin, St. Lucie and Okeechobee Counties).

     Responding to rapid increases in pharmacy spending, in June of 2001 we formed Metcare Rx, Inc., a wholly owned subsidiary, to control costs and to reduce prescription drug expenditures that are forecasted to increase by over 100% in the next decade. An increasing number of health plans with low-cost co-pays for drug coverage, direct-to-consumer advertising, and newer, better therapies requiring high-cost branded products all drive up the cost of pharmacy benefits. In an effort to reduce these costs, we have negotiated agreements allowing us to directly negotiate contracts for the purchase, filling and delivery of prescriptions. Assuming that we can successfully implement this agreement throughout our Network, we believe we can achieve better management and control to provide significant cost savings and incremental revenues. With the use of the software technology included in this system, the physician is provided with a preferred formulary resulting in reduced costs to both the patient and us.

     Industry

     A recent study from the Center for Medicare and Medicaid Services (CMS) projects spending for healthcare in the United States will increase from $1.2 trillion in 1999 to over $2 trillion by 2006, or 15.9% of the Gross Domestic Product. Healthcare costs per person are expected to rise from $3,759 to $7,100 in 2006. Pharmacy expenditures were approximately $126 billion in 2000, over $150 billion in 2001 and are expected to double over the next decade. A number of factors are at work affecting the patient, healthcare provider and payor relationship. Managed care plans that have traditionally competed on price are beginning to increase premiums to be more in line with their costs. Medical costs traditionally increased due to inflation and the relative high cost of new medical technologies. The Balanced Budget Act of 1997 constrained healthcare spending in both

Medicare and Medicaid reducing payments to hospitals, physicians and managed care organizations. In December 2000, portions of the Balanced Budget Act of 1997 were revised in response to major surpluses created by previous cuts. New minimum payment criteria were established for the Medicare+Choice program enhancing payments to Managed Care Organizations (MCO) more than $5 billion over the next several years. In 2001, we received approximately $5 million in incremental revenues based upon the new minimum payment criteria and expects to receive an additional increase in revenues of over $5 million due to increases in Medicare reimbursements for managed care patients. In addition current legislation has demonstrated support for the Medicare+Choice program for additional funding starting in 2003, along with bonuses for health plans that are willing to establish a presence in underserved markets. Our business plan is modeled to take full advantage of the new direction of the Medicare+Choice Program with initial markets located in underserved areas.

     The United States Congress and many state legislatures routinely consider proposals to reform or modify the healthcare system, including measures that would control healthcare spending, convert all or a portion of government reimbursement programs to managed care arrangements and reduce spending for Medicare, Medicaid and state health programs. These measures can affect a healthcare company’s cost of doing business and contractual relationships. While we do not foresee nor do we know of any pending legislation, there can be no assurance that such legislation, programs or other regulatory changes will not have a material adverse effect on us. Our profitability may also be adversely affected by cost containment decisions of third party payors and other payment factors over which we have no control.

     Business Strategy Overview

     We are a healthcare company that provides turnkey services to managed care companies on a full risk basis and pharmacy management on behalf of physicians. We are moving rapidly to expand our revenue base through additional managed care contracts, establishing an HMO in Florida, and expanding Metcare Rx.

     We have developed an infrastructure of management expertise in the fields of:

•	Disease Management—a method to manage the costs and care of high-risk patients and produce better patient care.

•	Partners In Quality—a review of overall patient care measured against best medical practice patterns.

•	Utilization Management—a daily review of statistical data created by encounters, referrals, hospital admissions and nursing home information.

•	Hospitalist Program—a method to improve quality of patient care by providing a team approach of creating trust between the physician and the PSN and eliminating the need to evaluate referrals and prior authorizations.

     This expertise allows us to provide a service and manage the risk that health insurance companies cannot provide on an efficient and economic level. Health insurance companies are typically structured as marketing entities to sell their products on a broad scale. Due to mounting pressures from the industry, MCO’s have altered their strategy, returning to the traditional model of selling insurance and transferring the risk to the PSN’s. Under such arrangements, MCO’s receive premiums from the CMS and commercial groups and pass a significant percentage of the premium on to a third party such as us, to provide covered benefits to patients, including pharmacy and other enhanced services. After all medical expenses are paid; any surplus or deficit remains with the PSN. When managed properly, accepting this risk can create significant surpluses. Under our model, the physicians maintain their independence but are aligned with a professional staff to assist in providing cost effective health care, which in turn helps maximize profits for us and the physicians. Furthermore, to limit our exposure, we have secured reinsurance (stop-loss coverage). Our PSN business model is based on educating, motivating and assembling physicians in groups that are prepared to assume managed care risk. We envision expanding our network of physicians to provide our members healthcare services on an efficient and cost effective basis through strategic alliances with insurance companies and other healthcare providers on a statewide basis. We also have as our objective to develop an HMO division to operate in targeted Medicare markets including underserved areas. We believe that managing the risk and not the Physician is the right prescription for the new Millennium.

     We have established three segments to manage our anticipated growth:

•	Managed Care (PSN and HMO)

•	Pharmacy (Metcare Rx)

•	Clinical Laboratory (Metlabs)

     Currently the largest, the Managed Care division, includes the PSN and, once established, the HMO. The Managed Care division will continue to be our focal point. The HMO will be established after an application is filed with the State of Florida in the first half of 2002. MetcareRx, Inc. should expand in 2002 as we continue to open our clinic-based pharmacies.

     Managed Care

     The original Full Risk Agreement was signed in 1998 with Humana Medical Plan, Inc., (HMO) an insurance company, to provide network management services. We provide services to patients through a network of primary care physicians, specialists, hospitals and ancillary facilities. These providers have contracted to provide services to our patients by agreeing to certain fee schedules and care requirements. The original South Florida contract was renewed in exchange for providing additional coverage in Dade, Broward and Palm Beach Counties. For providing these services, Humana pays us a majority of the Medicare+Choice premiums they derive from these managed care patients.

     A new Full Risk contract for Volusia and Flagler counties (Daytona Market) was implemented on January 1, 2000. This agreement has been amended as of March 1, 2002 and we expect this amendment to have a positive impact on our future profitability and cash flow.

     Our agreements with Humana are for three years and renew automatically for additional one-year terms unless terminated for cause or on 180-days prior notice. Under these agreements, we are responsible for the provision of all covered benefits for the patient covered under the contracted Humana plan. Under the Agreement, Humana is obligated to pay us for covered services according to an agreed upon payment schedule, based on the amount Humana receives from its payor source. If revenue is insufficient to cover cost, our operating results could be adversely affected.

     Under these HMO agreements, we, through our affiliated providers, are responsible for the provision of all covered benefits. While responsible for all medical expenses for each covered life, we have limited our exposure by obtaining reinsurance/stop-loss coverage. Additionally, we have capitated high volume specialties, fixing our cost on a per member per month (PMPM) basis. Low volume providers remain at a discounted fee-for-service basis. A change in healthcare legislation, inflation, major epidemics, natural disasters and other factors affecting the delivery and cost of healthcare are beyond our control and may adversely affect our operating results.

     For the two years ended December 31, 2001, approximately 96% of our revenues were from risk contracts with MCO’s. In conjunction with our new business strategy, we are pursuing opportunities to add additional payor sources while continuing to expand our existing business relationships to provide additional services through the Network.

     Under our model, the physicians maintain their independence but are aligned with a professional staff to assist in providing cost effective quality medicine. Each primary care physician provides direct patient services as a primary care doctor including referrals to specialists, hospital admissions and referrals to diagnostic services and rehab. As part of our Network, we own several practices that have been fully integrated into our PSN model.

     We enhance administrative operations of our physician practices by providing management functions, such as payor contract negotiations, credentialing assistance, financial reporting, risk management services and the operation of integrated billing and collection systems. We believe that we offer the physicians increased negotiating power associated with managing their practice and fewer administrative burdens, which allows the physician to focus on providing care to patients.

     We also assist the physicians in obtaining managed care contracts. We believe that our experience in negotiating and managing risk contracts enhances our ability to market the services of our network physicians to managed care payors and to negotiate favorable terms from such payors. Our staff also performs quality assurance and utilization management by providing detailed reports under each contract on behalf of our affiliated physicians.

     We also use the Internet to help process referral claims between Network primary care physicians and specialists. This process helps reduce paperwork in the physician’s office as well as provide a more efficient method for the patient in our Network. Our utilization management team communicates with the physicians on a daily basis to provide overall management of the patient.

     HMO

     Our strategy is to increase enrollment by adding new payor relationships and new providers to the existing network and by expanding the network into new geographic areas where the penetration of managed healthcare is low. We believe that we will be able to develop new payor and provider relationships due to our ability to manage the cost of health care without sacrificing quality.

     While not competing with our growing and improving relationship with Humana under our current contracts, we must acknowledge the changes within the managed care industry and position ourself ahead of the curve. The managed care industry continues to consolidate and redefine itself, and while many find the current environment volatile, we have found it resplendent with opportunities.

     Pharmacy

     We have recruited a group of veteran pharmacy executives to manage the pharmacy division. These executives have owned and operated multiple pharmacy companies reflective of the wide range of managed care pharmaceutical services that Metcare Rx offers.

     Metcare Rx is strategically focused on servicing healthcare companies with “pharmacy risk” with a goal of offering cost containment and quality service. Our clients include various health care providers that are at-risk for pharmacy costs. Our current operations serve a variety of at risk MCO’s including medical groups and clinics, managed care health plans, (HMO’s, PPO’s etc.), HIV clinics and long-term care facilities. Metcare Rx offers all of these MCO’s a one-stop solution that is customized to each client to meet their need to control drug costs while preserving quality. We provide an unparalleled continuum of pharmacy care including effective specialty pharmacy services, strategically located ambulatory pharmacies, convenient home delivery, meaningful drug utilization evaluations and complex pharmaceutical managed care.

     The marketing plan stresses our flexibility and broad range of abilities. We can tailor our services to meet the specific needs of our clients. We have determined that “specialty pharmacy” offers an opportunity for extensive growth. For example, the specialty pharmacy service can be offered on a stand-alone basis or be bundled with our total pharmacy management solution to provide a one-stop, comprehensive approach to managed care pharmacy. Management has the expertise necessary to offer an extensive range of services, which differentiates their offering from the competition that typically offers more rigid, narrowly defined service with little or no risk sharing characteristics. The first of these specialty drug areas will be HIV patients. We, with our experience in this field, have developed a program that will enhance clinical and financial outcomes.

     Our management’s influence over the prescription writing process enables us to increase our market share, which in turn creates significant buying power with our drug suppliers. This purchasing leverage stems from various Company strategies, including:

•	Collaborative design of effective drug formulary in consultation with the client MCO’s key physicians, Medical Director and Pharmacy and Therapeutic Committee;

•	Active education of member physicians about the client’s drug formulary decisions and rationale;

•	Focus on serving healthcare organizations that are at risk for pharmacy costs;

•	Effective Drug Utilization Evaluations (“DUE’s”);

•	Increased patient convenience and compliance through physician office dispensing, ambulatory pharmacies and home delivery of medications and;

•	Automation through software and use of the Internet;

•	Expertise in specialty drug areas such as “HIV.”

     These strategies help us influence the prescription process and create an ability to shift the market share of our preferred drugs at an unprecedented level.

     Pharmacy Cost Inflation

     Our management sees five key factors that will cause pharmacy costs to keep increasing in the coming years:

•	An annual expenditure increase of over 14%

•	A doubling of the rate of new drugs introduced

•	An aging population

•	Aggressive drug company marketing

•	Educated patient requests for drugs

     Prescription drug expenditure growth now outpaces other categories of health care spending. In fact, prescription drug expenditures are projected to climb to over 12% of all personal health expenditures. In terms of dollar volume, the last five years have shown double-digit growth with cost increases of over 14% in 1999 and 2000. Higher drug prices will likely account for only one-fifth of this growth. According to IMS Health 59% of the rise in drug costs in 2000 was due to increased use of existing products, 27% to new products and only 14% to higher prices.

     New drugs are entering the market at an accelerating pace, primarily due to a robust new drug pipeline and developments in the FDA approval process. In 1998, 56 new drugs were approved for the use in the U.S. compared to an average of 23 new drugs per year in the preceding decade. Not only are more drugs entering the market, but also they are being introduced at higher prices. New drugs released after 1992 accounted for only 17% of total utilization, but accounted for over 30% of total costs.

     One of the most prominent drivers of pharmacy cost is the aging population. Long-term care and other health care services for older adults represent a substantial share of total health care spending. Nursing home and home health care accounted for over 10% of personal health expenditures. In terms of the pharmaceutical market, prescription utilization for persons aged over 75 far outpaces utilization for any other group.

     Another factor causing pharmacy cost inflation is increased use of preventative drugs. With the advent of managed care and closer attention to medical cost, preventative medicine has become increasingly popular as a means of cost containment. Pharmaceutical drugs are no exception, and are used as preventative measure in medicine. With increases in prescriptions written, the market should exhibit overall cost inflation.

     Competition

     The healthcare industry is highly competitive and is subject to continuing changes in the provision of services and the selection and compensation of providers. We compete with national, regional and local companies in providing our services. Excluding individual physicians and small medical groups, many of our competitors are larger and better capitalized and may have greater experience in providing healthcare management services and may have longer established relationships with buyers of such services.

     Employees

     As of May 30, 2002, we had approximately 224 full-time employees. Of the total, 42 were employed at our executive offices. None of our employees are covered by a collective bargaining agreement or are represented by a labor union. We consider our employee relations to be good.

Description of Property

     Our Executive offices have been located at 500 Australian Avenue South, Suite 1000, West Palm Beach, Florida where we occupy 10,936 square feet at a current monthly rental of approximately $12,000, pursuant to a sublease expiring December 31, 2002.

     We have a satellite office in Daytona Beach of 2,980 square feet with a monthly rental of $2,000. The lease expires August 31, 2003.

     The managed care division leases 6 offices in Florida with an aggregate monthly rental of $27,000 with various expiration dates from 1 to 5 years.

     The pharmacy division leases three offices in Florida, three offices in New York and one office in Hanover, Maryland with an aggregate monthly rental of $8,000 with various expiration dates from 1 to 5 years.

     We lease an office for our laboratory operations in West Palm Beach for 3,400 square feet with a monthly rental of $5,200. The lease expires October 4, 2005.

     None of our properties are leased from affiliates.

Legal Proceedings

     We are a party to various claims arising in the ordinary course of business. Management believes that the outcome of these matters will not have a materially adverse effect on the financial position or the results our operations.

MANAGEMENT

Directors and Executive Officers

     Our directors, control persons and executive officers are as follows:

Name	Age	Title

Fred Sternberg	61	Chairman, President and Chief Executive Officer

Debra A. Finnel	40	Vice President and Chief Operating Officer

David S. Gartner, CPA	43	Secretary and Chief Financial Officer

Michael Cahr	61	Director

Marvin Heiman	56	Director

Martin Harrison, MD	48	Director

J. Robert Buchanan	74	Director

William Bulger	68	Director

     Fred Sternberg, President & Chairman of the Board—Mr. Sternberg has been Chairman, President and CEO of the Company since February 2000. From 1990 to December 1999, he was President of Sternco, Inc., providing consulting services to various healthcare companies in the managed care and related industries. Between 1986 and 1990, Mr. Sternberg was involved in various investments, including real estate development and rental properties and from 1980 to 1986 he operated several plastic injection molding facilities in both the toy and healthcare industries. From 1968 to 1972, Mr. Sternberg served as President of The J. Bird Moyer Co., Inc., whose name was later changed to Moyco Technologies, Inc., a publicly-traded dental manufacturing company. Mr. Sternberg has also provided consulting services to assisted care living facilities and skilled nursing homes.

     Debra A. Finnel, Vice President and Chief Operating Officer has been associated with the Company since January 1999. For the five years prior to joining the Company, Ms. Finnel was President of Advanced HealthCare Consultants, Inc., which managed and owned physician practices in multiple states and provided turnaround consulting to managed care providers, MSOs, IPAs and hospitals.

     David S. Gartner, CPA joined the Company in November 1999 as its Chief Financial Officer. He has 20 years experience in accounting and finance, including ten years of specialization in the healthcare industry. Most recently, Mr. Gartner served for two years as Chief Financial Officer of Medical Specialists of the Palm Beaches, Inc., a large Palm Beach County multi-practice, multi-specialty group of 40 physicians. Prior to Medical Specialists, he held the position of Chief Financial Officer at National Consulting Group, Inc., a treatment center licensed for 140 inpatient beds in New York and Florida, from 1991 to 1998. Mr. Gartner is a member of the American Institute of Certified Public Accountants.

     Michael Cahr has served as a director since February 2000. He is currently the Chief Executive Officer of IKEDEGA, a video server technology company. Prior to joining IKEDEGA, he was the Chairman of Allscripts, Inc. a publicly traded prescription management company from September 1997 through March 1999. At Allscripts he successfully refocused the company to an Internet-based technology company and raised $20 million, leading to a successful IPO in 1999. Prior to Allscripts, Mr. Cahr was the Venture Group Manager for Allstate Venture Capital where he oversaw investments of over $100 million in technology, healthcare services biotech pharmaceuticals and medical services. Mr. Cahr received his Bachelor of Arts degree in Economics from Colgate University and Masters of Business Administration from Farleigh Dickinson University.

     Marvin Heiman has served as a director of the Company since March 2000. Since 1986, he has been President and Chairman of the Board of Sussex Financial Group, Inc. and Sussex Insurance Group, an asset money manager for physicians in the Chicago area. He also manages group health plans for physician practices. From 1970 to 1981 he was President of Curtom Record Company and Division Vice-President of Curtom/Warner Bros. Record Company from 1975-1978. Mr. Heiman is a licensed Broker/Dealer with NASD and licensed with the SEC. He is also a member of the International Association for Financial Planners, Real Estate Securities Syndication Association, and a recognized Platinum member of the International Association for Financial Planners, AIPAC and a member of the International Platform Association. Mr. Heiman’s biography appears in Who’s Who in America, Who’s Who in Finance, Who’s Who in Emerging Leaders in America, and Men of Achievement 1990/91 Cambridge, England. He has also been the recipient of the American Jewish Committee “Humanitarian” award in 1978. Mr. Heiman is also a partner in the Chicago White Sox baseball team.

     Dr. Martin Harrison was appointed as a director of the Company in November 2000. He served as an advisor to the Board for the past year. He has been practicing medicine in South Florida for the past 19 years and specializes in preventive and occupational medicine. Dr. Harrison completed his undergraduate training at the University of Illinois and postgraduate and residency training at Johns Hopkins University, as well as his Masters in Public Health. Dr. Harrison has also been on the Faculty of both the University and Medical School. He is currently the owner of H30, Inc. a privately held Research & Biomedical Company.

     J.     Robert Buchanan has been a director of since October 2001. He received his BA from Amherst College cum laude and his MD from Cornell University Medical College. Following residency and specialty fellowship training at New York Hospital, Dr. Buchanan served in the US Army (1958-60) in Korea. Thereafter, he served as Dean, Cornell University Medical College (1967-77), President, Michael Reese Hospital, Chicago (1977-82) and General Director (CEO), Massachusetts General Hospital, Boston (1982-94). Dr. Buchanan is a past Chair of the Illinois and Massachusetts Hospital Associations, the Association of American Medical Colleges, the Liaison Committee on Medical Education, the Educational Commission for Foreign Medical Graduates and the China Medical Board of New York. He has served or is serving as a director of Charles River Laboratories, AMI, Matritech and i-STAT. Dr. Buchanan is a senior member of the Institute of Medicine of the National Academy of Sciences.

     William M. Bulger was appointed as a director in December 2001. Mr. Bulger serves as the President of the University of Massachusetts, a position he was appointed to in January 1996. President Bulger’s appointment by the University of Massachusetts Board of Trustees followed his 35-year career as a leading state lawmaker. From 1978 to 1996, he served as President of the Massachusetts Senate. President Bulger received his undergraduate degree in English from Boston College and his Doctor of Jurisprudence degree from Boston College Law School.

Board of Directors

     Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of stockholders, or until the successors are elected and qualified. At present, our bylaws provide for not less than one director. Currently, we have six directors. The bylaws permit the Board of Directors to fill any vacancy and such director may serve until the next annual meeting of shareholders or until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contracts, at the discretion of the Board. There are no family relations among any of our officers or directors. Our officers devote full time to the business of the Company. The Board of Directors held fifteen meetings and voted fourteen times by Unanimous Written Consent.

Board Committees

     We had four active committees in 2001, the Audit and Compensation, Executive, Compensation and Regulatory Compliance. All actions by these committees shall be subject to the specific Directions of the Board of Directors.

     The Audit Committee consists of Messrs. Dr. Buchanan, Cahr and Heiman. The Audit Committee selects the independent auditors; reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our internal control functions.

     The Executive Committee may exercise the power of the Board of Directors in the management of our business and affairs at any time when the Board of Directors is not in session. The Executive Committee shall, however, be subject to the specific directions of the Board of Directors. It is composed of Messrs. Cahr, Bulger and Harrison. All actions of the Executive Committee require a unanimous vote.

     The Compensation Committee consists of Messrs. Bulger, Cahr and Heiman. The Compensation Committee makes recommendations to the Board of Directors regarding the compensation for our executive officers and consultants.

     The Regulatory Compliance Committee consists of Messrs. Heiman, Dr. Buchanan, Dr. Bernstein (a non-board member) and Debbie Finnel, our Chief Operating Officer. The Regulatory Compliance Committee reviews the policy and procedures, current compliance rules and regulations and our compliance methods.

Compensation of Directors

     We reimburse all directors for their expenses in connection with their activities as directors. The directors make themselves available to consult with our management. One of our six directors is also an employee and did not receive additional compensation for his services as director. A compensation and stock option agreement has been adopted for our outside directors in the amount of $18,000 per year, paid quarterly in our common stock valued at the average closing price for the five last days of the quarter. The directors have elected to receive this compensation for the present time in stock. All outside directors have received 40,000 options upon joining the Board, of which 20,000 vest immediately and the remaining 20,000 vests after one year. These options are valued at the market value of the effective date of board membership.

Item 10. Executive Compensation

     The following tables present information concerning the cash compensation and stock options provided to our Chief Executive Officer and each additional executive officer whose total annualized compensation exceeded $100,000 for the year ended December 31, 2001.

Summary Compensation Table

Annual Compensation

					Long-term
					Compensation
					Awards
				Other Annual	Securities
Name and	Fiscal			Compensation	Underlying/Options	All Other
Principal Position	Year	Salary($)	Bonus($)	Compensation(#)	SARs(#)	Compensation

Fred Sternberg	2001	224,905	0	9,600
Chairman of the Board,	2000	150,000	0	9,600
President, CEO
Debra Finnel	2001	227,884	0	18,000
Vice President and	2000	132,000	0	—
Chief Operating Officer
David S. Gartner, CPA	2001	119,423	0	6,000
Secretary and Chief	2000	96,557	0	6,000
Financial Officer

Options Granted in the Year Ended December 31, 2001 to Executives

	Number of	% of Total
	Securities	Options/
	Underlying	SARs
	Options/	Granted to	Exercise or
	SARs	Employees in	Base Price	Expiration
Name	Granted	Fiscal Year	($/Share)	Date

Debra Finnel	100,000	20.35	$1.00	01/01/07
Debra Finnel	100,000		$1.00	01/01/08
Debra Finnel	100,000		$1.00	01/01/09

     Total number of options granted to non-executives for the year ended December 31, 2001 was 300,000 and for the year ended December 31, 2000 were 1,543,000.

Aggregated Fiscal Year-End Option Value Table

     The following table sets forth certain information concerning unexercised stock options as of December 31, 2001. No stock appreciation rights were granted or are outstanding.

		Number of
		Unexercised Options		Value of Unexercised
		Held At 12/31/01		In-the-Money
		Shares Acquired		Options At 12/31/01(1)

Name	Exercisable(#)	On Exercise	Unexercisable(#)	Exercisable($)	Unexercisable($)

Fred Sternberg	1,160,000	1,160,000	525,000	762,900	343,500
Debbie Finnel	200,000	200,000	250,000	138,000	135,000
David Gartner	50,000	50,000	0	57,000	0

(1)	The closing sale price of the Common Stock on December 29, 2001 as reported by OTCBB was $1.44 per share. Value is calculated by multiplying (a) the difference between $1.44 and the option exercisable price by (b) the number of shares of Common Stock underlying.

Employment Agreements

     Fred Sternberg

     In January 2000 we entered into an employment agreement, subsequently amended, with Fred Sternberg, our President, Chief Executive Officer and a director. The term of the agreement is for five years from the effective date. The annual salary under the Agreement is $150,000. Effective April 1, 2001 the salary was increased to $250,000 per year. Mr. Sternberg agreed to waive the bonus provisions and is eligible to receive a discretionary bonus. Additionally, Mr. Sternberg was granted options to purchase 300,000 shares of Common Stock at $0.30 per share and options to purchase 360,000 shares of Common stock at $0.50 per share upon the signing of the Agreement. Additional longevity options were granted at the rate of 25,000 options per year of employment at a price of $1.00 per share. The Agreement also provides for an additional 700,000 options at $0.75 per share vesting on various dates over the life of the Contract.

     The Agreement also provides, among other things, for (i) participation in any profit-sharing or retirement plan and in other employee benefits applicable to our employees and executives; (ii) an automobile allowance of $800 per month and fringe benefits commensurate with the duties and responsibilities of Mr. Sternberg and (iii) benefits in the event of death or disability. The Agreement also contains certain non-disclosure and non-competition provisions.

     Under the terms of the Agreement, we may terminate the employment of Mr. Sternberg either with or without cause. If we without good cause terminate the Agreement, we would be obligated to continue to pay Mr. Sternberg’s salary and any current and future bonuses that would have been earned under the agreement. Mr. Sternberg would also be entitled to all stock options earned or not yet earned through the full term of the Agreement.

     Debra Finnel

     In January 2001 we entered into an employment agreement with Debra Finnel, Chief Operating Officer. The term of the agreement is three years and calls for an annual salary of $225,000, increasing to $250,000 on July 1, 2001. Ms. Finnel is also eligible to receive a discretionary bonus and has been granted options to purchase 300,000 shares of Common Stock at $1.00 per share with vesting over five years. The Agreement also calls for an automobile allowance of $1,500 per month and fringe benefits commensurate with Ms. Finnel’s responsibilities as well as certain non-compete provisions.

Consulting Agreements

     Effective February 29, 2000 Mr. Guillama resigned as President, CEO and as a director of the Company. Mr. Guillama had entered a consulting agreement for one year. As part of his termination agreement he received 200,000 options at an average per share price of approximately $1.00, which shall expire within thirty (30) months from February 29, 2000.

Incentive and Non-Qualified Stock Option Plan

     The Board had previously adopted an Employee Stock Option Plan in 1996. However, no options were granted under this plan and accordingly, we decided to replace this plan with the 2001 Stock Option Plan.

   The Stock Option Plan Generally

     The Board originally adopted the Plan on March 12, 2001. The Plan will terminate on June 1, 2011. Under the Plan, the Board or the Compensation Committee may grant stock incentives to key individuals performing services for our company, including employees, officers, eligible directors, consultants and agents. Awards under the Plan may be in the form of incentive stock options and nonqualified stock options.

   Shares Available for the Plan

     We presently have 2,000,000 shares of common stock reserved for issuance under the Plan. The number of shares underlying awards made to any one participant in a fiscal year may not exceed 100,000 shares. The number of shares that can be issued and the number of shares subject to outstanding options may be adjusted in the event of a stock split, stock dividends, recapitalization or other similar event affecting the number of shares of our outstanding common stock.

   Plan Administration

     The Board or the Compensation Committee will administer the Plan. Subject to the specific provisions of the Plan, the Committee determines award eligibility, timing and the type, amount and terms of the awards. The Committee also interprets the Plan, establishes rules and regulations under the Plan and makes all other determinations necessary or advisable for the Plan’s administration.

     Options under the Plan may be either incentive stock options, as defined under the tax laws, or nonqualified stock options. The per share exercise price may not be less than the fair market value of our common stock on the date the option is granted. The Compensation Committee may specify any period of time following the date of grant during which options are exercisable, so long as the exercise period is not more than 10 years. Incentive stock options are subject to additional limitations relating to such things as employment status, minimum exercise price, length of exercise period, maximum value of the stock underlying the options and a required holding period for stock received upon exercise of the option. Only nonqualified options may be granted to individuals who are not our employees.

     Upon exercise, the option holder may pay the exercise price in several ways. He or she can pay: (1) in cash; (2) by delivering previously owned Metropolitan common stock with a fair market value equal to the exercise price; (3) by directing us to withhold shares of common stock with a fair market value equal to the exercise price; or (4) by a combination of these methods.

     Expiration of Options

     Generally, options granted under the Plan expire on the date determined by the Committee at the time of the grant, subject to earlier expiration as specified in the award agreement if the holder terminates employment prior to that date. IRS rules require that incentive stock options expire no later than three months after the termination of employment for any reason other than death or disability, or one year after termination of employment by reason of death or disability, in either case subject to the normal expiration date of the option. In no event may an option be exercised after its expiration date. Any unvested portion of an option will expire immediately upon termination of employment.

     Outstanding Options

     We cannot determine the number of shares that may be acquired under stock options that may be awarded under the Plan to participants. There are no stock appreciation rights under the Plan.

     Transferability

     Generally, an option may not be sold, assigned or otherwise transferred during its holder’s lifetime, except by will or the laws of descent and distribution.

     Tax Consequences

     The following is a summary, based on current law, of some significant federal income tax consequences of awards under the Plan. Participants are advised to consult with their own tax advisor regarding the federal, state and local tax consequences of the grant and exercise of an option.

     Participants in the Plan do not recognize taxable income by reason of the grant or vesting of an option, and we do not receive a tax deduction by reason of either event. At exercise, the federal tax consequences vary depending on whether the award is an incentive stock option or nonqualified stock option.

     Incentive Stock Options

     Upon exercise of an incentive stock option, its holder does not recognize taxable income, and we do not receive a tax deduction. However, the excess of the fair market value of our common stock on the date of exercise over the exercise price is an adjustment that increases alternative minimum taxable income, the base upon which alternative minimum tax is computed.

     If the shares purchased upon the exercise of an incentive stock option are sold at a gain within two years from the date of grant, or within one year after the option is exercised, then the difference, with certain adjustments, between the fair market value of the stock at the date of exercise and the exercise price will be considered ordinary income. Any additional gain will be treated as a capital gain. If the shares are sold at a gain after they have been held at least one year and more than two years after the grant date, any gain will be treated as a long-term capital gain. Any loss recognized upon a taxable disposition of the shares generally would be characterized as a capital loss.

     Nonqualified Stock Options

     Upon exercise of a nonqualified stock option, its holder recognizes ordinary income in an amount equal to the difference between the fair market value of our common stock at the time of exercise and the exercise price. Generally, we are entitled to a corresponding tax deduction for compensation income recognized by the holder. Upon the subsequent sale of the shares acquired in the exercise, the holder will recognize a short-term or long-term capital gain or loss, depending on the length of time he or she has held the shares.

     Plan Amendment and Termination

     The Plan will terminate on June 1, 2011. The Board may amend or terminate the Plan at any time. An amendment is subject to shareholder approval if it increases the number of shares available for issuance under the Plan, permits the grant of an incentive stock option at an exercise price less than that set forth in the Plan, changes the class of individuals eligible for participation in the Plan, or permits the grant of awards after the Plan termination date.

CERTAIN TRANSACTIONS

     In July 1998, we executed a consulting agreement with Sternco, Inc., an affiliate of Fred Sternberg, that provided for commissions on any acquisition for which Sternco was the introducing party or materially contributed to such acquisition and monthly consulting fees of $10,000 per month. We also agreed to reimburse Sternco for mobile phone and pager expenses. The consulting agreement was terminated on January 1, 2000 upon the execution of Mr. Sternberg’s employment agreement.

     In November 2000, we loaned Debra Finnel $30,000. The loan has been recorded as an employee advance and will be repaid in 2001 from time to time from payroll deductions. There is no formal schedule of payments.

     Adorno & Yoss, P.A., our counsel, has been issued (i) options to purchase 100,000 shares of our common stock exercisable at $1.00 per share; and (ii) 336,000 shares of common stock for services rendered since December 2001.

PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding our Common Stock beneficially owned as of May 8, 2002 (i) by each person who is known by us to own beneficially 5% or more of our common stock; (ii) by each of our directors; and (ii) by all executive officers and directors as a group.

	Amount of	Percentage
Name of Beneficial Owner	Beneficial Ownership	of Class

Martin Harrison, M.D.(1)	5,357,047	19.49%
Fred Sternberg(2)	1,612,550	5.93
Fundamental Management Corp.	1,400,000	5.09
Michael Cahr(3)	368,308	1.34
Marvin Heiman	179,739	0.65
William Bulger(4)	20,635	0.08
J. Robert Buchanan(5)	22,452	0.08
Debra Finnel(6)	150,000	0.55
David Gartner	150,000	0.55
Directors and Executive Officers as a Group (8 persons)	7,860,731	28.61

(1)	Includes (1) 411,332 shares held by Dr. Harrison, (2) 900,000 shares held by H30, Inc., a corporation which Dr. Harrison is a director, and (3) 20,000 shares issuable upon exercise of options at a price of $0.91 until November 2, 2005. Does not include 70,000 shares issuable upon exercise of options at prices ranging from $6.938 to $7.938 per share with expirations from April 2003 to until April 18, 2003 or 20,000 shares issuable upon exercise of options at a price of $0.91 per share that are not yet vested.

(2)	Includes (1) 3,700 shares held by Mr. Sternberg (2) 505,850 shares held by Sternco, Inc., a corporation which Mr. Sternberg is President, (3) 18,000 shares held by Mr. Sternberg’s wife, and (4) 1,085,000 shares issuable upon the exercise of options at a prices ranging from $0.30 to $2.00 which expirations from May 2004 to December 2005. Does not include 800,000 shares issuable upon the exercise of options at prices ranging from $0.l75 to $1.00 that have not yet vested.

(3)	Includes 364,308 shares held by Michael Cahr and 4,000 shares held by Michael Cahr as custodian for his son.

(4)	Includes 635 shares held by William Bulger and 20,000 shares issuable upon the exercise of options at $1.10

(5)	Includes 2,452 shares held by J. Robert Buchanan and 20,000 shares issuable upon the exercise of options at $1.42 that, expiring on October 30, 2006. Does not include 20,000 shares issuable upon the exercise of options at $1.42 that have not yet vested.

(6)	Includes 50,000 shares held by Debra Finnel and 100,000 shares issuable upon the exercise of options at $0.50 per share, expiring on 10/08/05. Does not include 50,000 shares issuable upon the exercise of options at a price of $0.50 per share and 300,000 shares issuable upon the exercise of options at a price of $1.00 that have not yet vested.

Item 12. Certain Relationships and Related Transactions

     We previously had a consulting agreement with Sternco, Inc., an affiliate of Fred Sternberg that provided for commissions on any acquisition for which Sternco is or was the introducing party or materially contributed to such acquisition. The consulting agreement was terminated upon the execution of Mr. Sternberg’s employment agreement.

     At May 30, 2002, amounts owed to us by officers totaled approximately $104,000. These amounts are expected to be repaid in 2002.

     All future transactions between us and any officer, director or 5% shareholder will be on terms no less favorable than could be obtained from independent third parties and will be approved by a majority of our independent disinterested directors. We believe that all prior affiliated transactions except those identified above were made on terms no less favorable to us than available from unaffiliated parties. Loans, if any, made by us to any officer, director or 5% stockholder, will only be made for bona fide business purposes.

DESCRIPTION OF SECURITIES

     As of May 31, 2002, we had authorized 80,000,000 shares of par value $0.001 common stock, with 30,770,896 shares issued and outstanding. Additionally, we have authorized 10,000,000 shares of preferred stock, with 5,000 shares issued and outstanding.

Common Stock

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, will be duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

     We are authorized to issue 10,000,000 shares of Preferred Stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control.

     We have designated a Series A class of preferred stock and a Series B class of preferred stock. A summary of their material terms, rights and preferences are the following:

Series A

     We have designated 30,000 shares of our preferred stock as Series A preferred stock, par value $.001. There are currently 5,000 Series A preferred shares issued and outstanding. Each share of Series A preferred stock has a stated value of $100 and pays dividends equal to 10% of the stated value per annum. At December 31, 2001, the aggregate and per share amounts of cumulative dividend arrearages were approximately $216,667 and $43.40.

     Each share of Series A preferred stock is convertible into shares of common stock at the option of the holder at the lesser of 85% of (1) the average closing bid price of the common stock for the ten trading days immediately preceding the conversion or (2) $6.00. We have the right to deny conversion of the Series A preferred stock, at which time the holder shall be entitled to receive additional cumulative dividends at 5% per annum in addition to the initial dividend rate of 10% per annum.

     In addition, we have the right, exercisable at any time upon 10 trading days notice to the holders of the Series A preferred stock given at any time after the expiration of two years after the date of issuance to redeem all or any portion of the shares of Series A preferred stock which have not previously been converted or redeemed, at a price equal to 105% of the product of (1) the number of shares of preferred stock then held by the holder, and (2) the stated value.

     In the event of any liquidation, dissolution or winding up of our company, holders of the Series A preferred stock are entitled to receive a liquidating distribution before any distribution may be made to holders of our common stock and other Series of our preferred stock.

     The Series A preferred share holders have no voting rights, except as provided under Florida law.

     Series B

     We have designated 7,000 shares of our preferred stock as Series B preferred stock, with a stated value of $1,000 per share. During the year ended June 30, 1998, 1,200 shares of Series B preferred stock were issued, however there are currently no Series B shares outstanding. Holders of the Series B preferred stock are entitled to receive, whether declared or not, cumulative dividends equal to 5% per annum. Each share of Series B preferred stock is convertible into such number of fully paid and nonassessable shares of common stock as is determined by dividing the stated value by the conversion price. The conversion price shall be the lesser of the market price, as defined or $4.00. From September 1998 to October 1999, all of our outstanding Series B preferred shares were converted into 3,597,305 shares of our common stock at various prices. The Series B preferred shares do not contain voting rights, except as provided under Florida law.

Transfer Agent

     The Transfer Agent for our shares of Common Stock is Florida Atlantic Stock Transfer, Tamarac, Florida.

SELLING SECURITY HOLDERS

     This prospectus relates to the registration of shares of our common stock underlying certain convertible securities held by various parties listed below. We will not receive any proceeds from the sale of the shares by the selling shareholders. The selling shareholders may resell the shares they acquire by means of this prospectus from time to time in the public market. The costs of registering the shares offered by the selling shareholders are being paid by us. The selling shareholders will pay all other costs of the sale of the shares offered by them.

GCA Strategic Investment Fund Limited

     On May 24, 2002, we entered into a Securities Purchase Agreement with GCA Strategic Investment Fund Limited (“GCA Strategic”) where we raised $1,501,000 through the issuance to GCA Strategic of convertible notes in the principal amount of $1,580,000 (the “Convertible Notes”) and warrants to purchase 150,000 shares of common stock, exercisable for a period of 5 years from the date of issuance at an exercise price of $0.68 per share (the “Warrants”).

     The Warrants are required to be immediately exercised in the event the volume weighted average sales price for our common stock, as reported by Bloomberg L.P., is equal to or greater than $1.50 for 60 consecutive trading days at any time following the closing date of the Securities Purchase Agreement (as defined therein, the “Closing Date”), provided, however, that the mandatory exercise shall be void if at that time the registration statement registering the common stock to be issued on exercise is not yet effective.

     The Convertible Notes accrue interest at the rate of 6% per year, which is payable quarterly in arrears during the term, with all accrued and unpaid principal and interest due and payable on May 24, 2004, the “Maturity Date.”

     The Convertible Notes may be converted into common stock at the option of GCA Strategic at any time from and after the date of issuance. The Convertible Notes shall be automatically converted into common stock in the event the volume weighted average sales price for the common stock, as reported by Bloomberg L.P., is equal to or greater than $1.50 for 60 consecutive trading days at any time following the Closing Date, provided, however, that this mandatory conversion shall be void if at that time the registration statement registering the common stock to be issued on conversion is not yet effective. The conversion price of the Convertible Notes is equal to the lesser of (i) 75% of the average of the volume weighted average sales price of the common stock as reported by Bloomberg L.P. for the five trading days immediately preceding, but not including, May 3, 2002, or $0.46 (the “Fixed Conversion Price”), and (ii) 75% of the volume weighted average sales prices as reported by Bloomberg L.P. on the trading day immediately preceding the Closing Date or $0.43 (the “Formula Conversion Price”).

     So long as no event of default shall have occurred and is continuing, we may elect to redeem the unpaid principal amount of the Convertible Notes, in whole or in part, for cash at a redemption price equal to (x) the number of shares of common stock into which the Convertible Notes are then convertible, times (y) the average closing bid price of common stock for the five trading days as reported by Bloomberg L.P. immediately preceding the date that the Convertible Notes are called for redemption, plus accrued and unpaid interest. We shall be required to redeem the Convertible Notes at the Formula Conversion Price upon receipt of a request of the holders of more than 50% of the aggregate principal amount of the Convertible Notes, in the event of (i) a change in our control, (ii) a transfer in all or substantially all of our assets, or (ii) any merger in which the surviving entity is not a reporting company under the Securities Exchange Act of 1934 or which does not have its common stock listed on a national exchange, the OTC bulleting Board of a similar exchange (collectively a “Sales Event”).

     Further, in the event we consummate one or more public or private financings involving the issuance of our debt or equity securities (or securities convertible into or exchangeable for debt or equity securities), at the option of GCA Strategic, we shall be required to use 25% of the net cash proceeds therefrom (unless less than $1,000,000) to redeem the Convertible Notes. Notwithstanding the foregoing, the following financings shall be permitted and shall not result in a required redemption of the Convertible Notes: (i) a conventional bank debt facility (not having equity features) which facility will not have outstanding drawn amounts greater than 30% of stockholders’ equity; (ii) up to $5,000,000 of the Company’s securities on terms no more favorable than those set forth in the Securities Purchase Agreement, and (iii) up to $7,000,000 additional principal amount of the Convertible Notes on the terms set forth in the Securities Purchase Agreement.

     The shares of common stock issuable upon conversion of the Convertible Notes and/or exercise of the Warrants (collectively the “Registrable Securities”) are subject to mandatory registration rights pursuant to the terms of a Registration Rights Agreement dated May 24, 2002, which requires us to prepare and file within sixty days of May 24, 2002, a registrations statement (the “Registration Statement”) covering the resale of the Registrable Securities, and to use our best efforts to cause the Registration Statement to be declared effective on the earlier of (i) 120 days following the Closing Date, (ii) 10 days following the receipt of a “no review” or similar letter from the SEC, or (iii) the first day following the day the SEC determines the registration statement eligible to be declared effective. Further, the Registrable Securities are subject to “piggy back” registration rights for a period of three years from the date of the Registration Rights Agreement.

     The amount of shares of our common stock to be received by GCA Strategic upon conversion of the Convertible Notes and/or exercise of the Warrants shall be limited such that GCA Strategic, after any such conversion or exercise, beneficially owns no more than 4.99% of the then outstanding shares of our common stock. The foregoing restriction shall not apply (i) immediately preceding and upon the occurrence of any voluntary or mandatory redemption or repayment transaction described in the Security Purchase Agreement of the convertible notes, (ii) immediately preceding and upon the occurrence of a Sales Event, (iii) on the Maturity Date, or (iv) following the occurrence of any event of default, as set forth in the Securities Purchase Agreement, which is not cured for a period of 10 calendar days.

Global Capital funding Group, L.P.

     On May 24, 2002, we entered into a Securities Purchase Agreement with Global Capital Funding Group, L.P. (“Global”) where we raised $1,200,000 through the issuance to Global of promissory notes in the principal amount of $1,200,000 (the “Promissory Notes”) and warrants to purchase 500,000 shares of common stock, exercisable for a period of 5 years from the date of issuance at an exercise price of $0.68 per share (the “Warrants”).

     The Warrants are required to be immediately exercised in the event the volume weighted average sales price for our common stock, as reported by Bloomberg L.P., is equal to or greater than $1.50 for 60 consecutive trading days at any time following the closing date of the Securities Purchase Agreement (as defined therein, the “Closing Date”), provided, however, that the mandatory exercise shall be void if at that time the registration statement registering the common stock to be issued on exercise is not yet effective.

     The Promissory Notes accrue interest at the rate of 12% per year, which is payable quarterly in arrears during the term, with all accrued and unpaid principal and interest due and payable on May 24, 2004, the “Maturity Date.” The Promissory Notes shall rank senior to all indebtedness that we create following the date of the Promissory Notes and pari-passu in respect to any of our indebtedness outstanding as of the date of the Promissory Notes.

     We may, at our option, pre-pay all amounts under the Promissory Notes at any time before the Maturity Date at a repayment price of 102% of the principal amount of the Promissory Notes, plus all accrued but unpaid interest, until the first anniversary date of issuance, and 101% of the principal amount , plus all accrued but unpaid interest from the first anniversary date until the Maturity Date.

Upon the occurrence of i) a change in our control, (ii) a transfer in all or substantially all of our assets, or (ii) any merger in which the surviving entity is not a reporting company under the Securities Exchange Act of 1934 or which does not have its common stock listed on a national exchange, the OTC bulleting Board of a similar exchange (collectively a “Sales Event”)., we shall, upon request of the holders of

     We shall be required to redeem the Promissory Notes upon receipt of a request of the holders of more than 50% of the aggregate principal amount of the Promissory Notes, in the event of (i) a change in our control, (ii) a transfer in all or substantially all of our assets, or (ii) any merger in which the surviving entity is not a reporting company under the Securities Exchange Act of 1934 or which does not have its common stock listed on a national exchange, the OTC bulleting Board of a similar exchange (collectively a “Sales Event”).

     Further, in the event we consummate one or more public or private financings involving the issuance of our debt or equity securities (or securities convertible into or exchangeable for debt or equity securities), at the option of Global, we shall be required to use 25% of the net cash proceeds therefrom (unless less than $1,000,000) to redeem the Promissory Notes. Notwithstanding the foregoing, the following financings shall be permitted and shall not result in a required redemption of the Promissory Notes: (i) up to $5,000,000 of the Company’s securities on terms no more favorable than those set forth in the Securities Purchase Agreement, and (ii) up to $7,000,000 additional principal amount of the Promissory Notes on the terms set forth in the Securities Purchase Agreement.

     The shares of common stock issuable upon exercise of the Warrants (collectively the “Registrable Securities”) are subject to mandatory registration rights pursuant to the terms of a Registration Rights Agreement dated May 24, 2002, which requires us to include the Registrable Securities on that Registration Statement filed with respect to the GCA Strategic financing set forth above. Further, the Registrable Securities are subject to “piggy back” registration rights for a period of three years from the date of the Registration Rights Agreement.

     The following table sets forth the name of the selling shareholders, the number of common shares that may be offered by the selling shareholders and the number of common shares to be owned by the selling shareholders after the offering. The table also assumes that each selling shareholder sells all common shares listed by its name.

     The table below sets forth information as of June 30, 2002. The percentages indicated for GCA Strategic Investment Fund Limited and Global Capital Funding Group, L.P. are based on 30,770,896 common shares issued and outstanding as of May 31, 2002. The percentage calculations for the selling shareholders do not include any common shares issuable upon the exercise of any currently outstanding warrants, options or other rights to acquire common shares, other than those that the selling shareholders beneficially own.

	Common Shares		Common Shares
	Offered in the Offering		Owned After Offering

Name of Shareholder	Number	Percentage	Number	Percentage

CGA Strategic Investment	3,824,419	12.37%	0	0
Fund Limited (1) c/o Prime Management Mechanics Building 12 Church Street Hamilton, Bermuda HM11
Global Capital	500,000	1.60%	0	0
Funding Group, L.P. (2) 106 Colony Park Drive Suite 900 Cumming, GA 30040

(1)	CGA Strategic Investment Fund Limited (“CGA”) is the ultimate beneficial owner of the common shares listed above and, through its board of directors, has the sole voting power to vote the shares. The person having sole voting power over the

GCA shares, including the sole voting power over the Edge common shares that GCA may hold, is Prime Management Limited, a Bermuda corporation located in Bermuda. Joe Kelly, a Bermuda resident, has the sole voting power over Prime Management. Global Capital Advisors, LLC, GCA’s investment advisor, together with GCA’s board of directors, ahs sole investment discretion authority over the securities owned by GCA.

(2)	Global Capital Funding Group, L.P. is the ultimate beneficial owner of the common shares listed above and, through its general partner, Global Capital Management Services, Inc., has the sole voting power to vote the shares. The Board of Directors of Global Capital Management Services, Inc. has sole voting power over the Global Capital Funding Group, L.P. shares. Global capital Advisors, Ltd., Global capital Funding Group, L.P.’s investment advisor, together with Global Capital Management Services, Inc. has sole investment discretion and authority over the securities owned by Global Capital funding Group, L.P.

Manner of Sale

     The shares of common stock owned, or which may be acquired, by the selling shareholders may be offered and sold by means of this prospectus from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold by one or more of the following methods, without limitation:

•	a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	face-to-face transactions between sellers and purchasers without a broker/dealer.

     In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from selling shareholders in amounts to be negotiated.

     The selling shareholders and any broker/dealers who act in connection with the sale of the shares hereunder may be deemed to be “underwriters” within the meaning of section 2(11) of the Securities Acts of 1933, and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling shareholders, and any securities broker/dealers who may be deemed to be underwriters against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

     We have advised the selling shareholders that they and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act. We have also advised each selling shareholder that in the event of a “distribution” of the shares owned by the selling shareholder, such selling shareholder, any “affiliated purchasers”, and any broker/dealer or other person who participates in such distribution, may be subject to Rule 102 under the Securities Exchange Act of 1934 until their participation in that distribution is completed. Rule 102 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. A “distribution” is defined in Rule 102 as an offering of securities “that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods”. We have also advised the selling shareholders that Rule 101 under the 1934 Act prohibits any “stabilizing bid” or “stabilizing purchase” for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering.

     We do not intend to distribute or deliver the prospectus by means other than by hand or mail.

SHARES ELIGIBLE FOR FUTURE SALE

     As of May 31, 2002, we have 30,770,896 shares of common stock issued and outstanding. This does not include shares that may be issued upon exercise of options or warrants.

     We cannot predict the effect, if any, that market sales of common stock or the availability of these shares for sale will have on the market price of our shares from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market could negatively damage and affect market prices for our common stock and could damage our ability to raise capital through the sale of our equity securities.

LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for us by Adorno & Yoss, P.A., 350 East Las Olas Boulevard, Suite 1700, Fort Lauderdale, FL 33301, Florida. Adorno & Yoss, P.A. owns options to purchase 100,000 shares of common stock, and also owns 200,000 shares of our common stock.

EXPERTS

     The consolidated balance sheet as of December 31, 2001 and the consolidated statements of operations, changes stockholders’ equity (accumulated deficit), and cash flows for the years ended December 31, 2001 and December 31, 2000, are included herein in reliance on the reports of Kaufman, Rosin & Co., P.A., independent accountants, given on the authority of that firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

     We have filed with the SEC the registration statement on Form SB-2 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and to the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts and/or other documents filed as exhibits to the registration statement, and these statements are qualified in their entirety by reference to the contract or document.

     The registration statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549, and at the SEC’s regional offices located at the Woolworth Building, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may also be obtained from the SEC’s Public Reference at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, upon the payment of prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The registration statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval system, and are publicly available through the SEC’s Web site located at http://www.sec.gov.

Item 13. Exhibits, Financial Statements and Reports on Form 8-K.

(a)  (1) Financial Statements

METROPOLITAN HEALTH
NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	F-3
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001
Balance Sheet	F-4
Statements of Operations	F-5
Statements of Changes in Stockholders’ Equity (Deficiency in Assets)	F-6
Statements of Cash Flows	F-7
Notes to Financial Statements	F-9
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 2002
Balance Sheet	F-___
Statements of Operations	F-___
Statements of Cash Flows	F-___
Notes to Financial Statements	F-___

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders
Metropolitan Health Networks, Inc. and Subsidiaries
West Palm Beach, Florida

     We have audited the accompanying consolidated balance sheet of Metropolitan Health Networks, Inc. and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in stockholders’ equity (deficiency in assets), and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Health Networks, Inc. and Subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has incurred substantial negative cash flows from operations since inception. In the absence of maintaining profitable operations and achieving positive cash flows from operations or obtaining additional debt or equity financing, the Company may have difficulty meeting current and long term obligations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans are also discussed in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company can not continue in existence.

KAUFMAN, ROSSIN & CO., P.A.

Miami, Florida
March 15, 2002

METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
December 31, 2001

ASSETS

Current Assets
Cash and cash equivalents	$393,968
Accounts receivable, net of allowances of $4,748,900	13,362,782
Inventory	697,489
Other current assets (including $104,000 due from officers)	451,627

Total current assets	14,905,866
Property and Equipment, net of accumulated depreciation and amortization of $1,626,517	1,336,168
Goodwill, net of accumulated amortization of $890,097	2,977,874
Other Assets	142,767

Total Assets	$19,362,675

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$4,076,628
Advances from HMO	1,152,953
Payroll taxes payable	2,631,179
Accrued expenses	1,000,976
Current maturities of capital lease obligations	106,002
Current maturities of long-term debt	828,788

Total current liabilities	9,796,526
Capital Lease Obligations	197,103
Long-term Debt	689,812

Total Liabilities	10,683,441

Commitments and Contingencies
Stockholders’ Equity
Preferred stock, par value $.001 per share; stated value $100 per share; 10,000,000 shares authorized; 5,000 issued and outstanding	500,000
Common stock, par value $.001 per share; 80,000,000 shares authorized; 27,479,087 issued and outstanding	27,479
Additional paid-in capital	26,044,905
Accumulated deficit	(17,575,786)
Common stock issued for services to be rendered	(317,364)

Total stockholders’ equity	8,679,234

Total Liabilities and Stockholders’ Equity	$19,362,675

See accompanying notes.

METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2001 and 2000

	Year Ended	Year Ended
	December 31, 2001	December 31, 2000

Revenues	$131,530,583	$119,129,854
Expenses
Direct medical costs	112,921,307	109,230,078
Cost of sales	2,269,308	—
Payroll, payroll taxes and benefits	7,445,882	4,072,887
Depreciation and amortization	870,284	666,330
Bad debt expense	308,490	643,734
Rent and leases	961,776	654,408
Consulting expense	1,275,226	323,304
General and administrative	3,212,720	1,870,850

Total expenses	129,264,993	117,461,591

Income Before Other Income (Expense)	2,265,590	1,668,263

Other Income (Expense)
Gain on settlements of litigation	177,000	3,448,288
Write down of accounts receivable from closed medical practice (GMA)	(775,000)	—
Gain on settlement of capital lease obligations	—	572,000
Interest and penalty expense	(647,458)	(768,208)
Other	52,449	8,226

Total other income (expense)	(1,193,009)	3,260,306

Income Before Income Taxes	1,072,581	4,928,569
Income Tax Expense	63,827	—

Net Income	$1,008,754	$4,928,569

Weighted Average Number of Common Shares Outstanding	25,859,411	16,887,402

Net Earnings Per Share, basic	$0.04	$0.28

Net Earnings Per Share, diluted	$0.04	$0.24

See accompanying notes.

METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(DEFICIENCY IN ASSETS)
Years Ended December 31, 2001 and 2000

			Common		Additional
	Preferred	Preferred	Stock	Common	Pain-in	Prepaid	Accumulated
	Shares	Stock	Shares	Stock	Capital	Expenses	Deficit	Total

Balances—December 31, 1999	5,000	$500,000	12,111,888	$12,112	$13,488,391	$—	$(23,513,109)	$(9,512,606)
Shares issued in lieu of compensation	—	—	55,019	55	48,196	—	—	48,251
Shares issued for consulting services	—	—	461,103	461	214,461	(33,258)	—	181,664
Shares issued in connection with private placements	—	—	874,176	874	1,061,968	—	—	1,062,842
Shares issued for loans	—	—	2,773,001	2,773	2,385,961	—	—	2,388,734
Shares issued for directors’ fees	—	—	97,666	98	28,551	—	—	28,649
Shares issued for interest expense and late fees	—	—	890,951	891	134,193	—	—	135,084
Shares issued in connection with acquisition	—	—	64,000	64	93,703	—	—	93,767
Shares issued in settlement	—	—	3,660,333	3,660	1,188,822	—	—	1,192,482
Exercise of options and warrants	—	—	729,096	729	160,362	—	—	161,091
Issuance of options for services	—	—	—	—	132,106	—	—	132,106
Net income	—	—	—	—	—	—	4,928,569	4,928,569

Balances—December 31, 2000	5,000	500,000	21,717,233	21,717	18,936,714	(33,258)	(18,584,540)	840,633
Shares issued in connection with private placements, net	—	—	3,312,788	3,313	5,027,986	—	—	5,031,299
Shares issued upon conversion of convertible debt	—	—	826,298	826	799,175	—	—	800,001
Shares issued for consulting services and compensation	—	—	25,000	25	15,863	—	—	15,888
Shares issued for prepaid consulting agreement, net	—	—	462,500	463	290,252	(162,679)	—	128,036
Exercise of options and warrants	—	—	685,516	686	452,202	—	—	452,888
Shares issued for directors’ fees	—	—	63,376	63	81,436	—	—	81,499
Shares issued for interest expense and late fees	—	—	139,443	139	61,552	—	—	61,691
Shares issued in connection with line of credit	—	—	57,767	58	73,919	—	—	73,977
Shares issued in settlement	—	—	189,166	189	102,579	—	—	102,768
Issuance of options for services, net	—	—	—	—	203,227	(121,427)	—	81,800
Net income	—	—	—	—	—	—	1,008,754	1,008,754

Balances—December 31, 2001	5,000	$500,000	27,479,087	$27,479	$26,044,905	$(317,364)	$(17,575,786)	$8,679,234

See accompanying notes.

METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	Year Ended	Year Ended
	December 31, 2001	December 31, 2000

Cash Flows from Operating Activities:
Net income	$1,008,754	$4,928,569

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	870,284	666,330
Gain on settlements of litigation	(177,000)	(3,448,288)
Provision for bad debts	308,490	643,734
Write-down of accounts receivable from closed practice	775,000	—
Write-off of goodwill from closed practice	54,161	—
Gain on settlement of capital lease obligations	—	(572,000)
Amortization of discount on note payable	36,206	36,206
Stock options granted in lieu of compensation	81,800	—
Stock options granted for professional services	—	132,106
Stock issued in lieu of compensation	97,362	76,900
Stock issued for professional services	128,036	126,235
Stock issued for interest and late fees	61,691	135,084
Stock issued in connection with settlements	102,768	179,868
Changes in operating assets and liabilities:
Accounts receivable	(7,030,839)	(4,704,246)
Inventory	(334,377)	—
Other current assets	(307,139)	168,641
Other assets	(79,111)	(249,323)
Due to related parties	(105,800)	10,095
Accounts payable and accrued expenses	1,978,207	(897,254)
Unearned revenue	(906,944)	781,944
Medical claims payable	—	(98,907)

Total adjustments	(4,447,205)	(7,012,875)

Net cash used in operating activities	(3,438,451)	(2,084,306)

Cash Flows from Investing Activities:
Cash consideration paid for companies acquired	(23,900)	(758,486)
Capital expenditures	(349,692)	(265,858)

Net cash used in investing activities	(373,592)	(1,024,344)

Cash Flows from Financing Activities:
Proceeds from exercise of stock options and warrants	452,888	161,091
Net repayments under line of credit facilities	—	(709,568)
Repayments of notes payable	(434,113)	(1,686,805)
Borrowings on notes payable	733,587	3,554,867
Net borrowings (repayments) of capital lease obligations	(52,049)	(185,984)
Net proceeds from issuance of common stock	5,105,905	1,062,842
Advances from (repayments to) HMO	(1,644,931)	956,931

Net cash provided by financing activities	4,161,287	3,153,374

Net Increase in Cash and Cash Equivalents	349,244	44,724
Cash and Cash Equivalents—Beginning	44,724	—

Cash and Cash Equivalents—Ending	$393,968	$44,724

See accompanying notes.

METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
Years Ended December 31, 2001 and 2000

	Year Ended	Year Ended
	December 31, 2001	December 31, 2000

Supplemental Disclosures:
Interest paid	$471,130	$599,000

Income taxes paid	$63,827	$—

Supplemental Disclosure of Non-cash Investing and Financing
Activities (Note 3)
Common stock issued in connection with acquisitions	$—	$66,767

Issuance of notes payable in connection with acquisitions	$150,000	$—

Fair value of assets received in connection with acquisitions	$78,608	$134,550

Fair value of liabilities assumed in connection with acquisitions	$507,462	$198,769

Capital lease obligations incurred on purchases of equipment	$277,074	$—

Purchase price in excess of net assets acquired	$158,853	$340,760

Conversion of debt into common stock	$800,001	$2,388,734

Common stock issued as contingent consideration in connection with acquisition	$—	$27,000

Common stock issued in connection with settlements	$—	$1,012,614

See accompanying notes.

Metropolitan Health Networks, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

     Basis of Consolidation

     The consolidated financial statements include the accounts of Metropolitan Health Networks, Inc. and all subsidiaries. The consolidated group is referred to, collectively, as the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

     Organization and Business Activity

     The Company was incorporated in January 1996, under the laws of the State of Florida for the purpose of acquiring and operating health care related businesses. The Company operates principally in South and Central Florida. The Company and certain of the wholly owned general medical practices operate under agreements with a national health maintenance organization (HMO). Commencing in 1999, the Company entered into additional agreements with the HMO in locations where it did not have owned medical practices and in connection therewith, began contracting with physicians to provide medical care to certain patients through non-owned medical practices (see accounts receivable and revenue recognition).

     In October 2000, the Company acquired a clinical laboratory, which operates in South Florida. In June 2001 the Company opened a pharmacy to service its patient base in Central Florida. Commencing in the third quarter of 2001, the Company expanded its pharmacy division into New York and Maryland.

     Segment Reporting

     The Company applies Financial Accounting Standards Boards (“FASB”) statement No. 131, “Disclosure about Segments of an Enterprise and Related Information”. The Company has considered its operations and has determined that in 2000 it operated in one segment and in 2001 it operated in three operating segments for purposes of presenting financial information and evaluating performance. As such, the accompanying financial statements present information in a format that is consistent with the financial information used by management for internal use.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. From time to time, the Company maintains cash balances with financial institutions in excess of federally insured limits.

     Inventory

     Inventories consist principally of prescription drugs that are stated at the lower of cost or market determined by the first-in, first-out method.

     Property and Equipment

     Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not extend the lives of the respective assets are charged to expense currently.

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

     Depreciation and Amortization

     Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements and property under capital leases is computed on a straight-line basis over the shorter of the estimated useful lives of the assets or the term of the lease. The range of useful lives is as follows:

Machinery and equipment	5-7 years
Computer and office equipment, including items under capital lease	5-7 years
Furniture and fixtures	5-7 years
Auto equipment	5 years
Leasehold improvements	5 years

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates.

     In the health care environment, it is almost always at least reasonably possible that estimates could change in the near term as a result of one or more future confirming events. With regard to revenues, expenses and receivables arising from agreements with the HMO, the Company estimates amounts it believes will ultimately be realizable through the use of judgments and assumptions about future decisions. It is reasonably possible that some or all of these estimates could change in the near term by an amount that could be material to the financial statements.

     Revenues from the HMO accounted for approximately 96% of the Company’s total revenues for 2001 and 2000. Programs with the HMO are sometimes complex and at times subject to different interpretation by the Company and the HMO. The 2001 gross profit under agreements with the HMO was increased by approximately $1.9 million due to the favorable settlement during 2001 with the HMO relating to certain costs estimated as of December 31, 2000.

     Direct medical expenses are based in part upon estimates of claims incurred but not reported (IBNR) and estimates of retroactive adjustments to be applied by the HMO. The IBNR estimates are made by the HMO utilizing actuarial methods and are continually evaluated by management of the Company based upon its specific claims experience. The estimates of retroactive adjustments to be applied by the HMO are based upon current agreements with the HMO to modify certain amounts previously charged to the Company. Management believes its estimates of IBNR claims and estimates of retroactive adjustments are reasonable, however, it is reasonably possible the Company’s estimate of these costs could change in the near term, and those changes may be material.

     From time to time, the Company is charged for certain medical expenses for which, under its contract with the HMO, the Company believes it is not liable. In connection therewith, the Company is contesting certain costs aggregating approximately $11 million. Management’s estimate of recovery on these contestations is determined based upon its judgment and its consideration of several factors including the nature of the contestations, historical recovery rates and other qualitative factors. Accordingly, net amount due from the HMO has been increased by approximately $2 million, which represents an estimated recovery of 20% of 2000 and 2001 contestations outstanding at December 31, 2001. It is reasonably possible the Company’s estimate of these recoveries could change in the near term, and those changes may be material.

     Non-HMO accounts receivable, aggregating approximately $7,568,000 at December 31, 2001 relate principally to medical services provided on a fee for service basis, and are reduced by amounts estimated to be uncollectible (approximately $4,748,000). Management’s estimate of uncollectible amounts is based upon its analysis of historical collections and other qualitative factors, however it is reasonable possible the company’s estimate of uncollectible amounts could change in the near term, and those changes may be material.

     Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used by the Company in estimating the fair values of each class of financial instruments disclosed herein:

Cash and Cash Equivalents—The carrying amount approximates fair value because of the short maturity of those instruments.

Line of Credit Facilities, Capital Lease Obligations, Long-term Debt—The fair value of line of credit facilities, capital lease obligations and long-term debt are estimated using discounted cash flows analyses based on the Company’s incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2001, the fair values approximate the carrying values.

Net Income Per Share

     The following table sets forth the computations of basic earnings per share and diluted earnings per share:

	Year Ended	Year Ended
	December 31, 2001	December 31, 2000

Net income	$1,008,754	$4,928,569
Less: preferred stock dividends	50,000	166,667

Income available to common shareholders	958,754	4,761,902
Denominator:
Weighted average common shares outstanding	25,859,411	16,887,402

Basic earnings per common share	$0.04	$0.28

Net income	$1,008,754	$4,928,569
Interest on convertible securities	43,870	8,743

	1,052,624	4,937,312

	Year Ended	Year Ended
	December 31, 2001	December 31, 2000

Denominator:
Weighted average common shares outstanding	25,859,411	16,887,402
Common shares equivalents of outstanding stock:
Stock options	2,094,366	2,576,405
Warrants	157,035	187,979
Convertible preferred stock	743,508	820,210
Convertible debt	286,413	462,500

	29,140,733	20,934,496

Diluted earnings per common share	$0.04	$0.24

Accounts Receivable and Revenue Recognition

     The Company recognizes revenues, net of contractual allowances, as medical services are provided to patients. These services are typically billed to patients, Medicare, Medicaid, health maintenance organizations and insurance companies. The

Company provides an allowance for uncollectible amounts and for contractual adjustments relating to the difference between standard charges and agreed upon rates paid by certain third party payors.

     The Company is a party to certain managed care contracts and provides medical care to its patients through owned and non-owned medical practices. Accordingly, revenues under these contracts are reported as Provider Service Network (PSN) revenues, and the cost of provider services under these contracts are not included as a deduction to net revenues of the Company but are reported as an operating expense. In connection with its PSN operations, the Company is exposed to losses to the extent of its share (100% for Medicare Part B and 50% for Medicare Part A) of deficits, if any, on its owned and non-owned managed medical practices.

     Advances from HMO

     Advances represent amounts advanced from the HMO to the Company. These advances are due on demand and are being repaid via offsets to future revenues earned from the HMO.

     Goodwill

     In connection with its acquisitions of physician and ancillary practices, the Company has recorded goodwill of $3,867,971 and $3,783,692 as of December 31, 2001 and 2000, respectively, which is the excess of the purchase price over the fair value of the net assets acquired. The goodwill is attributable to the general reputation of these businesses in the communities they serve, the collective experience of the management and other employees, relationships between the physicians and their patients, and other similar intangible assets. The Company evaluates the underlying facts and circumstances related to each acquisition in establishing amortization periods for the related goodwill. The goodwill related to current and prior year’s acquisitions is being amortized on a straight-line basis over 10 years.

     The Company continuously evaluates whether events have occurred or circumstances exist which impact the recoverability of the carrying value of long-lived assets and related goodwill, pursuant to Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.”

     Capital Lease Settlement

     During the year ended December 31, 2000, a vendor/lessee to a former subsidiary disposed of during 1999 repossessed equipment from the former subsidiary in partial satisfaction of certain company obligations. In connection with this satisfaction, the Company recorded other income of approximately $572,000.

     Income Taxes

     The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes. Under this method, the Company records deferred taxes based on temporary differences between the tax bases of the Company’s assets and liabilities and their financial reporting bases. A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized.

     New Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued two new pronouncements: Statement of Financial Accounting Standards (“SFAS”) No 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 is effective as follows: a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and b) the provisions of SFAS 141 apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of the acquisition is July 2001 or later). There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity’s statement of financial position at that date, regardless of when those assets were initially recognized. SFAS No. 142 specifies that goodwill and some intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The Company is currently assessing the impact of SFAS Nos. 141 and 142 which is not expected to have a material impact on the Company’s financial statements, however, future amortization of goodwill that relate to future acquisitions will be affected by these statements.

     In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method over its useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes, with exceptions, SFAS No 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of SFAS No. 143 and No. 144 which are not expected to have a material impact on the Company’s financial statements.

     Reclassifications

     Certain amounts in the 2000 financial statements have been reclassified to conform with 2001 presentation.

Note 2. Going Concern

     The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplates continuation of the Company as a going concern. However, the Company has incurred substantial negative cash flows from operations in 2001 partly as a result of the Company’s diversification of its revenue base, including the pharmacy and clinical laboratory operations. Although the Company believes it will become cash flow positive from operations in 2002, there can be no assurance that this will occur. In the absence of achieving positive cash flows from operations or obtaining additional debt or equity financing, the Company may have difficulty meeting current and long-term obligations, and may be forced to discontinue a business segment or overall operations.

     To address these concerns, the Company continues to pursue the sale of its common stock through private placement offerings. In the first quarter of 2002, the Company issued 500,000 shares of common stock in connection with private placement offerings, resulting in net proceeds of $500,000. Additionally, the Company borrowed $1,700,000 on short-term notes payable and $625,000 in long-term notes payable, with varying interest rates and maturities. The proceeds from these transactions were used for working capital.

     In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financial obligations. Management believes that actions presently being taken, as described in the preceding paragraph, provide the opportunity for the Company to continue as a going concern, however, there is no assurance this will occur.

Note 3. Acquisitions and Disposals

     Alpha Clinical Purchase

     During October 1999, the Company entered into a management agreement with Alpha Clinical Laboratory (Alpha) to act as Alpha’s management company for a fee of 10% of Alpha’s collections. Concurrently, the Company entered into an unconditional and irrevocable option to purchase or designate a third party to purchase at any time prior to October 31, 2000 all of the outstanding common stock of Alpha. Subsequent to October 1999, the Company began advancing Alpha funds to support its operations. At December 31, 1999 the Company had advanced approximately $210,000 to Alpha. On May 12, 2000 these advances, plus additional advances in 2000 were converted into a promissory note in the amount of $512,000.

     Effective October 1, 2000, the Company acquired Alpha for approximately $1,035,000. The acquisition was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their fair market values. In connection with this acquisition, approximately $1,099,000 was allocated to goodwill as follows:

50,000 shares of the Company’s common stock	$66,767
Forgiveness of promissory note and other advances	968,000
Total consideration	1,034,767
Fair value of assets acquired	(134,775)
Fair value of liabilities assumed	198,769

$1,098,761

     The results of the operations beginning October 1, 2000 are included in the Company’s consolidated statements of operations.

     Unaudited pro forma results of operations, assuming the business combination had occurred at the beginning of 2000, after giving effect to certain adjustments resulting from the acquisition, were as follows:

For the Year
Ended
December 31, 2000

Revenue	$119,372,854
Net income	4,640,569
Net income per share	0.26

     The pro forma data is provided for information purposes only and does not purport to be indicative of results which actually would have been obtained if the combination had been effected at the beginning of each period presented, or of those results which may be obtained in the future.

     The Practices

     Effective April 1, 1998, the Company acquired two physician practices (the Practices) from Primedica Healthcare, Inc. (Primedica) for $2,431,123. The purchase price consisted of a 7.5% note payable of $3,500,000, which was to be amortized over 20 years, with a balloon payment due on April 1, 2003 (the Promissory Note). The Company discounted this Promissory Note $1,068,877 based upon the Company’s incremental borrowing rate at April 1, 1998 (16%). The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair market values. As a result of this acquisition, $1,588,349 was allocated to goodwill.

     During 1999, the Company defaulted on the Promissory Note and a judgement was entered against the Company for $4,745,370. Accordingly, the Promissory Note was increased to $4,745,370, and a loss of $2,206,448 was recorded in the consolidated statement of operations for the year ended June 30, 1999.

     Subsequent to June 30, 1999, the Company and Primedica reached a settlement whereby the Company agreed to pay Primedica $1,513,235, subject to a provision stating that if timely payments were not received by Primedica, the Company would be liable for $4,745,364. On October 26, 1999, the Company was notified by Primedica that it was in default of this settlement agreement.

     In August 2000, the Company and Primedica reached a final settlement agreement providing for full settlement of all Primedica judgments upon a payment of $350,000. In connection therewith, the Company recorded “other income” of approximately $3,400,000 for the year ended December 31, 2000.

Note 4. Property and Equipment

     Property and equipment consisted of the following:

December 31, 2001

Equipment under capital lease	$713,909
Machinery and medical equipment	315,630
Furniture and fixtures	352,168
Leasehold improvements	520,928
Computer and office equipment	998,670
Automobile equipment	61,380

2,962,685
Less accumulated depreciation and amortization	(1,626,517)

$1,336,168

     Accumulated amortization of computer equipment and office equipment under capital leases was $430,794 at December 31, 2001.

     Depreciation and amortization expense totaled approximately $512,000 and $287,000 for the years ended December 31, 2001 and 2000.

Note 5. Equity Line of Credit Facility

     On March 30, 2001 the Company entered into an equity line of credit agreement with a British Virgin Islands corporation (Purchaser), in order to establish a possible source of funding for the Company’s planned operations. The equity line of credit agreement establishes what is sometimes also referred to as an equity drawdown facility (Equity Facility).

     Under the Equity Facility, the Purchaser agreed to provide the Company with up to $12,000,000 of funding during the twenty-four (24) month period following the date of an effective registration statement. During this twenty-four (24) month period, the Company may request a drawdown under the Equity Facility by selling shares of its common stock to the Purchaser, and the Purchaser would be obligated to purchase the shares. The Company may request a drawdown once every 27 trading days, although the Company was under no obligation to request any drawdowns under the Equity Facility.

     As consideration for extending the equity line of credit, the Company granted Purchaser warrants to purchase up to the number of shares equaling $720,000 based upon the average closing price of the Company’s common stock for the 15 trading days prior to the closing of this agreement (Base Price). The warrant entitles the Purchaser to purchase such shares for 120% of the Base Price at any time prior to March 30, 2004. As partial consideration for placement agent’s services in connection with this offering, the Company granted the placement agent warrants to purchase up to the number of shares equaling $840,000 based upon the Base Price, for 120% of the Base Price, any time prior to March 30, 2004.

     During 2001, the Company received approximately $74,000 under the Equity Facility and on March 5, 2002, the Company terminated the Equity Facility.

Note 6. Unearned Revenue

     On August 22, 2000, the Company entered into a Pharmacy Services Agreement (Pharmacy Agreement) with a medical management and software company (Pharmacy Consultant), to provide consulting, technology, and software services for the Company’s start-up pharmacy operation, for an initial term of three years. In connection with this agreement, the Pharmacy Consultant paid the Company $500,000, subject to return if the Company elects to cancel the Pharmacy Agreement under certain provisions. On October 6, 2000, the Company received an additional $500,000 in funding from the Pharmacy Consultant in connection with a 10-year exclusive preferred provider agreement. This amount was required to be repaid, together with interest at prime plus 2%, should the Company default or elect to cancel the Agreement. Of these amounts, approximately $132,000 and $94,000 were recognized as revenue during the years ended December 31, 2001 and 2000, respectively.

     On June 1, 2001, the Company terminated these agreements. Under the terms of the termination, the Company purchased assets totaling $99,000 and assumed certain liabilities totaling $78,000 of a Daytona pharmacy servicing the Company’s patients. In addition, the Company agreed to retain the Pharmacy Consultant for a period of one year for a prepaid amount of $300,000. Of this amount, $125,000 is included in prepaid expenses at December 31, 2001. Total consideration paid for the net assets and the unamortized balances on the agreements was $1,028,000, on which the Company recognized a gain in the amount of $68,000.

Note 7. Capital Lease Obligations

     The Company is obligated under capital leases relating to certain of its property and equipment. Future minimum lease payments for capital lease obligations as of December 31 were as follows:

2002	$155,792
2003	142,521
2004	88,849

387,162
Less amount representing interest	(84,057)

303,105
Less current maturities	(106,002)

$197,103

Note 8. Long-term Debt

     Long-term debt consisted of the following:

Note payable to HMO; interest at 5%, increased to 14% if note defaults; payable in 60 monthly installments of $7,489 commencing May 1, 1999; collateralized by accounts receivable and property and equipment	$208,583
Notes payable with interest prepaid in the form of one share of the Company’s common stock for each dollar loaned, plus additional interest upon default; principal payable in 6 equal installments. The holders of these notes have the right to convert the outstanding obligation to common stock at $1 per share at any time	202,991
Note payable with interest at prime plus 5% (9.75% at December 31, 2001), payable in installments of $25,000 per week beginning March 1, 2002 for six weeks, then five monthly payments of $50,000 and one monthly payment of $100,000; collateralized by accounts receivable and property and equipment Should the Company not comply with the terms of the arrangement, additional amounts of approximately $180,000 will become due and owning, and the interest rate will be increased by 5%	500,187
Promissory notes; unsecured, with interest at 10%, increased to 15% upon default, due and payable at various dates from April to June 2003. The holders have the right to convert the entire amount outstanding into shares of common stock at varying prices from $0.74 to $1.00 per share, at any time	504,191

Promissory note to shareholder of the Company, interest at 8% due and payable on March 30, 2004, or as otherwise agreed to by the parties. The payee at his discretion may convert amount outstanding on the note into shares of the common stock of the Company at $2.50 per share. The note has 16,667 attached warrants at prices ranging from $2.50 to $4.00, also expiring March 30, 2004	67,000
Promissory note, interest at 10%, due on demand; collateralized by certain assets of the Company	35,648

1,518,600
Less current maturities	828,788

Long-term debt	$689,812

Aggregate maturities of long-term debt for years subsequent to December 31, 2001, are as follows:
2002	$828,788
2003	622,812
2004	67,000

$1,518,600

Note 9.Related Party Transactions

     Due to Related Parties

For the year ended December 31, 2000, approximately $238,000 of Company expenses were paid by the former owner of GMA, who is presently a shareholder and director of the Company. During 2001 these amounts were repaid. At December 31, 2001, amounts owed to the Company by officers totaled approximately $104,000.

Note 10. Income Taxes

The components of income taxes were as follows:

	2001	2000

Provision (Benefit) For Income Taxes Current Federal	$63,827	$—
State	—	—
Deferred Federal	831,000	1,616,000
State	143,000	278,000

Change in Valuation Allowance	(974,000)	(1,894,000)

Income Tax Expense	$63,827	$—

     The effective tax rate for the year ended December 31, 2001, differed from the federal statutory rate due principally to a decrease in the deferred tax asset valuation allowance offset partially by alternative minimum taxes.

     The effective tax rate for the year ended December 31, 2000, differed from the federal statutory rate due to state income tax benefits of approximately $278,000, a decrease in the valuation allowance of approximately $1,894,000 and permanent and other differences of approximately $193,000.

     The Company has net operating loss carryforwards of approximately $14,498,000, expiring in various years through 2019.

     At December 31, 2001, approximate deferred tax assets and liabilities were as follows:

Deferred Tax Assets:
Allowances for doubtful accounts	$1,787,000
Net operating loss carryforward	4,525,000

Total deferred tax assets	6,312,000

Deferred Tax Liabilities:
Cash basis subsidiaries	247,000
Amortization	15,000
Depreciation	30,000

Total deferred tax liabilities	292,000

Net deferred tax asset	6,020,000
Less valuation allowance	(6,020,000)

$—

Note 11. Stockholders’ Equity

     As of December 31, 2001, the Company has designated 30,000 preferred shares as Series A preferred stock, par value $.001, of which 5,000 were issued and outstanding. Each share of Series A preferred stock has a stated value of $100 and pays dividends equal to 10% of the stated value per annum. At December 31, 2001, the aggregate and per share amounts of cumulative dividend arrearages were approximately $216,667 and $43.40. Each share of Series A preferred stock is convertible into shares of common stock at the option of the holder at the lesser of 85% of the average closing bid price of the common stock for the ten trading days immediately preceding the conversion or $6.00. The Company has the right to deny conversion of the Series A preferred stock, at which time the holder shall be entitled to receive and the Company shall pay additional cumulative dividends at 5% per annum, together with the initial dividend rate to equal 15% per annum. In the event of any liquidation, dissolution or winding up of the Company, holders of the Series A preferred stock shall be entitled to receive a liquidating distribution before any distribution may be made to holders of common stock of the Company.

     The Company has also designated 7,000 shares of preferred stock as Series B preferred stock, with a stated value of $1,000 per share. At December 31, 2001, there were no shares of series B preferred stock issued and outstanding.

     At December 31, 2001, the Company had 1,844,150 warrants outstanding.

Note 12. Stock Options

     The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) in 1997. The Company has elected to continue using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” in accounting for employee stock options. Accordingly, compensation expense has been recorded to the extent that the market value of the underlying stock exceeded the exercise price at the date of grant. For the years ended December 31, 2001 and 2000 compensation costs and professional services related to stock options amounted to approximately $81,800 and $132,106, respectively.

     Stock option activity for the two years ended December 31, 2001 were as follows:

	Number of	Weighted Average
	Options	Exercise Price

Balance, December 31, 1999	2,643,692	$3.70
Granted during the year	3,868,000	1.21
Exercised and returned during the year	(357,028)	0.53
Forfeited during the year	(1,103,217)	1.42

Balance, December 31, 2000	5,051,447	1.88
Granted during the year	1,474,000	1.48
Exercised and returned during the year	(514,000)	0.59
Forfeited during the year	(275,197)	4.26

Balance, December 31, 2001	5,736,250	1.81

Exercisable, December 31, 2000	3,317,975	2.06

Exercisable, December 31, 2001	3,939,974	1.85

     The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding		Options Exercisable

		Weighted Average		Weighted Average
		Remaining		Remaining
	Number of	Contractual Life	Number of	Contractual Life
Exercise Price	Options	(Years)	Options	(Years)

$0.100—$1.000	3,445,725	3.90	2,384,449	3.54
1.140— 2.000	797,450	3.61	607,450	3.41
2.020— 3.000	930,700	2.68	535,700	1.76
3.125— 5.000	144,100	3.89	144,100	3.89
5.500— 8.000	247,000	3.97	97,000	1.83
8.400— 18.000	171,275	0.56	171,275	0.56

	5,736,250		3,939,974

     The weighted average fair value per option as of grant date was $0.58 for stock options granted during the year ended December 31, 2001. The determination of the fair value of all stock options granted during the year ended December 31, 2001 was based on (i) risk-free interest rate of 3.51%, (ii) expected option lives ranging from 1 to 4 years, depending on the vesting provisions of each option, (iii) expected volatility in the market price of the Company’s common stock of 100%, and (iv) no expected dividends on the underlying stock.

     The weighted average fair value per option as of grant date was $0.21 for stock options granted during the year ended December 31, 2000. The determination of the fair value of all stock options granted during the year ended December 31, 2000 was based on (i) risk-free interest rate of 5.3%, (ii) expected option lives ranging from 1 to 7 years, depending on the vesting provisions of each option, (iii) expected volatility in the market price of the Company’s common stock of 100%, and (iv) no expected dividends on the underlying stock.

     The following table summarizes the pro forma consolidated results of operations of the Company as though the fair value based accounting method in SFAS 123 had been used in accounting for stock options.

	2001	2000

Net income	$239,210	$4,219,555
Net income per share, basic	0.01	0.24
Net income per share, diluted	0.01	0.20

Note 13. Commitments and Contingencies

     Leases

     The Company leases office and medical facilities under various non-cancelable operating leases. Approximate future minimum payments under these leases for the years ended December 31, are as follows:

2002	$902,000
2003	624,000
2004	489,000
2005	449,000
2006	249,000
Thereafter	141,000

Total	$2,854,000

     Employment Contracts

     The Company has employment contracts with certain executives, physicians and other clinical and administrative employees. Future annual minimum payments under these employment agreements for the years ended December 31, are as follows:

2002	$2,556,000
2003	1,023,000
2004	908,000
2005	616,000

$5,103,000

     Under the terms of the employment agreement with the Company’s Chief Executive Officer (CEO), if the Company terminates the CEO without good cause, the Company would be obligated to continue to pay all salary and any current and future bonuses that would have been earned under the agreement. In addition, the CEO would also be entitled to all stock options earned or not yet earned through the full term of the Agreement, and the Company would be required to register all shares owned, directly or indirectly by the CEO.

     Litigation

     The Company is a party to various claims arising in the ordinary course of business. Management believes that the outcome of these matters will not have a materially adverse effect on the financial position or the results of operations of the Company.

     Payroll Taxes Payable

     In 2000, the Company negotiated an installment plan with the Internal Revenue Service (IRS) related to unpaid payroll tax liabilities including interest and penalties totaling approximately $2,125,000 at December 31, 2001, whereby the Company will make monthly installments ranging from $50,000 to $100,000 a month until the amount is retired. This amount plus approximately $506,000 related to fourth quarter payroll taxes are included as payroll taxes payable at December 31, 2001.

Note 14. Concentrations

     Revenue Concentration and Economic Dependency

     For each of the years ended December 31, 2001 and 2000, the HMO accounted for approximately 96% of revenue and at December 31, 2001 the HMO represented approximately 78% of the total accounts receivable balance. The loss of the contracts with the HMO could significantly impact the operating results of the Company.

Note 15. Segments

     The Company has considered its operations and has determined that it operates in three operating segments for purposes of presenting financial information and evaluating performance, PSN (managed care and direct medical services), pharmacy and clinical laboratory. The PSN segment also includes all costs incurred in the development of the Company’s HMO.

Year Ended
December 31, 2001	PSN	Pharmacy	Laboratory	Total

Revenues from external customers	$128,187,000	$2,781,000	$563,000	$131,531,000
Interest revenue	11,000	—	—	11,000
Interest expense and penalties	647,000	—	—	647,000
Depreciation and amortization	918,000	15,000	10,000	943,000
Segment gain (loss)	3,609,000	(1,604,000)	(996,000)	1,009,000
Allocated corporate overhead included in gain (loss)	3,911,000	860,000	437,000	5,208,000
Segment assets	15,139,000	2,435,000	1,544,000	19,118,000
Expenditures for segment assets	359,000	271,000	78,000	708,000

Note 16. Subsequent Events

     Subsequent to year-end, the Company issued 500,000 shares of common stock in connection with private placements, resulting in proceeds of $500,000 that were used for working capital Additionally, the Company borrowed $1,700,000 on short-term notes payable and $625,000 on long-term notes payable, with interest rates ranging from 5% to 24% and beneficial conversion features. Certain notes also provide for issuance of 65,000 warrants in the aggregate and are collateralized by all the Company’s assets. The proceeds from these transactions were used for working capital.

     In March 2002, two investors, on behalf of the Company, provided funding for certificates of deposit aggregating $1,000,000 that are used as collateral for a letter of credit in favor of the HMO. The letter of credit was required by the Company’s contract with the HMO and enabled the Company to favorably renegotiate certain terms of the contract. The Company has agreed to purchase the underlying certificates of deposit from the investors over ten months at amounts that would result in an effective interest rate of 24% per annum.

Note 17. Significant Fourth Quarter Adjustments

     During the fourth quarter the Company made one adjustment deemed to be material to the results of the quarter. The Company charged-off $775,000 of accounts receivables relating to a medical practice that was closed during the year.

METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
MARCH 31, 2002 AND DECEMBER 31, 2001

	MARCH 31, 2002	December 31, 2001
ASSETS	(UNAUDITED)	(Audited)

CURRENT ASSETS
Cash and equivalents	$363,733	$393,968
Accounts receivable, net of allowances	16,709,790	13,362,782
Inventory	746,984	697,489
CDs receivable-restricted	1,000,000	—
Other current assets	501,836	451,627

Total current assets	19,322,343	14,905,866
PROPERTY AND EQUIPMENT, net	1,382,246	1,336,168
GOODWILL, net	2,977,874	2,977,874
OTHER ASSETS	324,665	142,767

TOTAL ASSETS	$24,007,128	$19,362,675

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$3,674,828	$4,076,628
Advances from HMO	1,017,953	1,152,953
Payroll taxes payable	2,928,892	2,631,179
Accrued expenses	753,184	1,000,976
Notes payable	2,700,000	—
Current maturities of capital lease obligations	122,851	106,002
Current maturities of long-term debt	1,129,032	828,788

Total current liabilities	12,326,740	9,796,526

CAPITAL LEASE OBLIGATIONS	196,151	197,103

LONG-TERM DEBT	161,312	689,812

CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred stock, par value $.001 per share; stated value $100 per share; 10,000,000 shares authorized; 5,000 issued and outstanding	500,000	500,000
Common stock, par value $.001 per share; 80,000,000 shares authorized; 29,528,087 and 27,479,087 issued and outstanding	29,528	27,479
Additional paid-in capital	27,866,234	26,044,905
Accumulated deficit	(16,776,208)	(17,575,786)
Common stock issued for services to be rendered	(296,629)	(317,364)

Total stockholders’ equity	11,322,925	8,679,234

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$24,007,128	$19,362,675

METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

	Three Months Ended

	MARCH 31, 2002	March 31, 2001
	(UNAUDITED)	(Unaudited)

REVENUES	$38,014,716	$29,489,921

EXPENSES
Direct medical costs	29,099,903	25,589,600
Cost of sales	2,249,197	—
Payroll, payroll taxes and benefits	3,197,541	1,369,692
Depreciation and amortization	198,591	206,066
Consulting expense	611,333	139,016
General and administrative	1,724,455	815,704

Total expenses	37,081,020	28,120,078

INCOME BEFORE OTHER INCOME (EXPENSE)	933,696	1,369,843

OTHER INCOME (EXPENSE):
Interest and penalty expense	(158,744)	(179,711)
Other income	24,626	600

Total other income (expense)	(134,118)	(179,111)

NET INCOME	799,578	1,190,732

Weighted Average Number of Common Shares Outstanding	28,656,864	22,461,465

Net earnings per share — basic	$0.03	$0.05

Net earnings per share — diluted	$0.03	$0.05

See accompanying notes — unaudited

METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

	MARCH 31, 2002	March 31, 2001
	(UNAUDITED)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$799,578	$1,190,732

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	198,591	206,066
Provision for bad debt	—	100,000
Amortization of discount on note payable	—	22,457
Stock issued as compensation	106,119	—
Stock issued in lieu of cash for services	—	77,638
Options and warrants issued for professional services	45,366	—
Changes in assets and liabilities:
Accounts receivable, net	(3,347,008)	(1,930,759)
Inventory	(49,495)
Other current assets	(50,209)	9,161
Other assets	(217,247)	(11,361)
Accounts payable and accrued expenses	(87,581)	(190,265)
Payroll taxes payable	297,713	—
Due to related parties	—	(5,293)
Unearned revenue	—	(79,167)

Total adjustments	(3,103,751)	(1,801,523)

Net cash used in operating activities	(2,304,173)	(610,791)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(122,695)	(60,615)

Net cash used in investing activities	(122,695)	(60,615)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments on line of credit	—	(39,918)
Borrowings on notes payable	2,325,357	198,391
Repayments on notes payable	(174,065)
Repayments on capital leases	(32,528)	(23,670)
Proceeds from issuance of stock	535,705	883,000
Proceeds from exercise of options	67	1,000
Cash paid for stock price guarantee	(122,893)
Repayments on advances from HMO	(135,010)	(97,000)

Net cash provided by financing activities	2,396,633	921,803

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(30,235)	250,397
CASH AND EQUIVALENTS — BEGINNING	393,968	44,724

CASH AND EQUIVALENTS — ENDING	$363,733	$295,121

See accompanying notes — unaudited

METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and such adjustments are of a normal recurring nature. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

The audited financial statements at December 31, 2001, which are included in the Company’s Form 10-KSB, should be read in conjunction with these condensed financial statements.

SEGMENT REPORTING

The Company applies Financial Accounting Standards Boards (“FASB”) statement No. 131, “Disclosure about Segments of an Enterprise and Related Information”. The Company has considered its operations and has determined that it operates in three operating segments for purposes of presenting financial information and evaluating performance, PSN (managed care and direct medical services), pharmacy and clinical laboratory. As such, the accompanying financial statements present information in a format that is consistent with the financial information used by management for internal use.

INCOME TAXES

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes. Under this method, the Company records deferred taxes based on temporary differences between the tax bases of the Company’s assets and liabilities and their financial reporting bases. A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized.

The effective tax rate for the quarter ended March 31, 2002 differed from the federal statutory rate due principally to a decrease in the deferred tax asset valuation allowance.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the health care environment, it is almost always at least reasonably possible that estimates could change in the near term as a result of one or more future confirming events. With regard to revenues, expenses and receivables arising from agreements with the HMO, the Company estimates amounts it believes will ultimately be realizable through the use of judgments and assumptions about future decisions. It is reasonably possible that some or all of these estimates could change in the near term by an amount that could be material to the financial statements.

Revenues from the HMO accounted for approximately 90% and 99% of the Company’s total revenues for the quarters ended March 31, 2002 and 2001. Programs with the HMO are sometimes complex and at times subject to different interpretation by the Company and the HMO. Certain cost estimates during the quarter may be settled for amounts different than previously estimated.

Direct medical expenses are based in part upon estimates of claims incurred but not reported (IBNR) and estimates of retroactive adjustments to be applied by the HMO. The IBNR estimates are made by the HMO utilizing actuarial methods and are continually evaluated by management of the Company based upon its specific claims experience. The estimates of retroactive adjustments to be applied by the HMO are based upon current agreements with the HMO to modify certain amounts previously charged to the Company. Management believes its estimates of IBNR claims and estimates of retroactive adjustments are reasonable, however, it is reasonably possible the Company’s estimate of these costs could change in the near term, and those changes may be material.

From time to time, the Company is charged for certain medical expenses for which, under its contract with the HMO, the Company believes it is not liable. In connection therewith, the Company is contesting certain costs aggregating approximately $11 million, Management’s estimate of recovery on these contestations is determined based upon its judgment and its consideration of several factors including the nature of the contestations, historical recovery rates and other qualitative factors. Accordingly, net amount due from the HMO has been increased by approximately $2 million, which represents an estimated recovery of 20% of 2000, 2001 and 2002 contestations outstanding at March 31, 2002. It is reasonably possible the Company’s estimate of these recoveries could change in the near term, and those changes may be material.

Included in accounts receivable are Company estimates, and agreed upon adjustments to medical costs aggregating approximately $11.6 million. These amounts are offset by an allowance for potential non-realization of approximately $2.1 million. Non-HMO accounts receivable, aggregating approximately $7,875,000 at March 31, 2002 relate principally to medical services provided on a fee for service basis, and are reduced by amounts estimated to be uncollectible (approximately $4,404,000). Management’s estimate of uncollectible amounts is based upon its analysis of historical collections and other qualitative factors, however it is reasonable possible the company’s estimate of uncollectible amounts could change in the near term, and those changes may be material.

NET INCOME PER SHARE

The Company applies Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (FAS 128) which requires dual presentation of net income per share; Basic and Diluted. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period; 28,656,864 at March 31, 2002. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period adjusted for incremental shares attributed to outstanding options and warrants to purchase shares of common stock; 31,357,446 at March 31, 2002.

	3/31/02	3/31/01

Net Income	$799,578	$1,190,732
Less: Preferred stock dividend	(12,500)	(12,500)

Income available to common shareholders	787,078	1,178,232
Denominator:
Weighted average common shares outstanding	28,656,864	22,461,465
Basic earnings per common share	$0.03	$0.05

Net Income	$799,578	$1,190,732
Interest on convertible securities	4,274	26,384

	803,852	1,217,116
Weighted average common shares outstanding	31,357,446	25,902,467
Diluted earnings per common share	$0.03	$0.05

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (“FASB”) issued three new pronouncements: Statement of Financial Accounting Standards (“SFAS”) No 141, “Business Combinations,” SFAS No. 142, “Goodwill and Other Intangible Assets” and SFAS No. 143, “Accounting for Asset Retirement Obligations.” In August 2001, the FASB issued SFAS No. 144, “Accounting for the impairment or Disposal of Long-Lived Assets.” SFAS No. 141 is effective as follows: a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and b) the provisions of SFAS 141 apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of the acquisition is July 2001 or later). There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity’s statement of financial position at that date, regardless of when those assets were initially recognized.

SFAS No. 142 specifies that goodwill and some intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The Company is currently assessing the impact of SFAS Nos. 141 and 142 which is not expected to have a material impact on the Company’s financial statements, however, future amortization of goodwill that relate to future acquisitions will be affected by these statements.

SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method over its useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes, with exceptions, SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of SFAS No. 143 and No. 144 which are not expected to have a material impact on the Company’s financial statements.

NOTE 3. LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplates continuation of the Company as a going concern. However, the Company has incurred substantial negative cash flows from operations, partly as a result of the Company’s diversification of its revenue base, including the pharmacy and clinical laboratory operations. Although the Company believes it will become cash flow positive from operations by the third quarter of 2002, there can be no assurance that this will occur. In the absence of achieving positive cash flows from operations or obtaining additional debt or equity financing, the Company may have difficulty meeting current and long-term obligations, and may be forced to discontinue a business segment or overall operations.

To address these concerns, the Company continues to pursue the sale of its common stock through private placement offerings. In the first quarter of 2002, the Company issued 500,000 shares of common stock in connection with private placement offerings, resulting in net proceeds of $500,000. Additionally, the Company borrowed $1,700,000 in short-term notes payable (Notes), with varying interest rates and maturities (see Note 5).

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financial obligations. Management believes that actions presently being taken, as described in the preceding paragraph, provide the opportunity for the Company to continue as a going concern, however, there is no assurance this will occur.

NOTE 4. EQUITY LINE OF CREDIT AGREEMENT

On March 30, 2001, the Company entered into an equity line of credit agreement with a British Virgin Islands corporation (Purchaser), in order to establish a possible source of funding for the Company’s planned operations. The equity line of credit agreement established what is sometimes also referred to as an equity drawdown facility (Equity Facility). Under the Equity Facility, the Purchaser agreed to provide the Company with up to $12,000,000 of funding during the twenty-four (24) month period following the date of an effective registration statement. During this twenty-four (24) month period, the Company may request a drawdown under the Equity Facility by selling shares of its common stock to the Purchaser, and the Purchaser would be obligated to purchase the shares.

During 2002, the Company received approximately $40,000 under the Equity Facility and on March 5, 2002, the Company terminated the Equity Facility.

NOTE 5. SHORT-TERM DEBT

In the first quarter of 2002, the Company borrowed a total of $1,700,000 due in June 2002. The notes bear interest of 24% and are collateralized by a total of 3,200,000 shares of common stock and by all the Company’s assets. The proceeds from these transactions were used for working capital.

NOTE 6. STOCKHOLDERS’ EQUITY

During the first quarter of 2002, the Company issued 500,000 shares to accredited investors, resulting in proceeds of $500,000. In addition, the Company issued approximately 1,200,000 shares to convert approximately $1,100,000 of long-term debt to equity.

NOTE 7. STOCK OPTIONS

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) in 1997. The Company has elected to continue using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” in accounting for employee stock options.

Accordingly, compensation expense has been recorded to the extent the market value of the underlying stock exceeded the exercise price at the date of grant. For the three months ended March 31, 2002 and 2001 no compensation was recorded.

NOTE 8. COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is a party to various claims arising in the ordinary course of business. Management believes that the outcome of these matters will not have a materially adverse effect on the financial position or the results of operations of the Company.

PAYROLL TAXES PAYABLE

In 2000, the Company negotiated an installment plan with the Internal Revenue Service (IRS) related to unpaid payroll tax liabilities including interest and penalties totaling approximately $1,905,000 at March 31, 2002, whereby the Company will make monthly installments of $100,000 a month until the amount is retired. This amount plus approximately $1,024,000 related to first quarter payroll taxes are included as payroll taxes payable at March 31, 2002.

LETTER OF CREDIT

In March 2002, two investors, on behalf of the Company, provided funding for certificates of deposit aggregating $1,000,000 that are used as collateral for a letter of credit in favor of the HMO. The letter of credit was required by the Company’s contract with the HMO and enabled the Company to favorably renegotiate certain terms of the contract. Included in CDs receivable - restricted are CDs (collateralizing the Letter of Credit) that the Company has purchased from investors. Payments for these CDs are due over ten months at amounts that result in an effective interest rate of 24% per annum.

NOTE 9. BUSINESS SEGMENT INFORMATION

The Company has considered its operations and has determined that it operates in three operating segments for purposes of presenting financial information and evaluating performance, PSN (managed care and direct medical services), pharmacy and clinical laboratory. The PSN segment also includes all costs incurred in the development of the Company’s HMO.

THREE MONTHS ENDED MARCH 31, 2002	PSN	PHARMACY	LABORATORY	TOTAL

Revenues from external customers	$34,421,000	$3,114,000	$480,000	$38,015,000
Intersegment revenues	—	242,000	—	242,000
Segment gain (loss)	1,849,000	(827,000)	(222,000)	800,000
Allocated corporate overhead included in gain (loss)	770,000	460,000	167,000	1,397,000
THREE MONTHS ENDED MARCH 31, 2001	PSN	PHARMACY	LABORATORY	TOTAL

Revenues from external customers	$29,467,000	$	$23,000	$29,490,000
Intersegment revenues	—	—	—	—
Segment gain (loss)	1,447,000	—	(256,000)	1,191,000
Allocated corporate overhead included in gain (loss)	1,080,000	—	121,000	1,201,000

PART TWO

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

     The Florida Business Corporation Act (the “Corporation Act”) permits the indemnification of directors, employees, officers and agents of Florida corporations. Our Articles of Incorporation (the “Articles”) and Bylaws provide that we shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act.

     The provisions of the Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution and (d) willful misconduct or conscious disregard for our best interests in a proceeding by or in the right of a shareholder. The statute does not affect a director’s responsibilities under any other law, such as the Federal securities laws.

     The effect of the foregoing is to require us to indemnify our officers and directors for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or persons in control pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution

     The estimated expenses payable by us in connection with the distribution of the securities being registered are as follows:

SEC Registration and Filing Fee	$250
Legal Fees and Expenses*	10,000
Accounting Fees and Expenses*	2,000
Financial Printing*	1,000
Transfer Agent Fees*	500
Blue Sky Fees and Expenses*	—
Miscellaneous*	1,000

TOTAL	$14,750

*	Estimated

     None of the foregoing expenses are being paid by the selling security holders.

Item 26. Recent Sales of Unregistered Securities

Recent Sales of Unregistered Securities

     On June 8, 1999 we issued warrants to purchase 58,225 shares of our common stock exercisable at $.687 per share to an a financial advisor as compensation for services provided in connection with debt financing we received in 1998. The warrants are exercisable until June 8, 2004. The issuance of these warrants was exempt from registration under Section 4(2) of the Securities Act. The principals of the advisor received information and had the opportunity to ask questions regarding our company. The warrants contained the appropriate restrictive legends and the entity purchased for investment purposes.

     In December 1999 we issued convertible debentures in the aggregate amount of $98,000 to 6 accredited investors. We received $98,000 in proceeds from the sale of these convertible debentures. There were no underwriting discounts nor commissions relating to the sales. The investors received an aggregate of 98,000 shares of our common stock in connection with the issuance of the convertible debentures. These convertible debentures were subsequently converted into shares of our common stock at $.50 per share or a total of 196,000 shares of common stock. These convertible debentures and shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. Each investor received current information about our company and had the opportunity to ask questions about our company. These investors purchased the shares for investment purposes and the shares they received were marked with the appropriate restrictive legend.

     In January 2000 we issued convertible debentures in the aggregate amount of $692,951 to 39 accredited investors. Of these investors, two were affiliates of our company. We received $692,951 in proceeds from the sale of these convertible debentures. There were no underwriting discounts nor commissions relating to the sales. The investors received an aggregate of 692,951 shares of our common stock in connection with the issuance of the convertible debentures. To date, 24 of these investors have converted their convertible debentures into shares of our common stock at $1.00 per share for an aggregate of 344,232 shares of our common stock. The remaining convertible debentures were due December 15, 2000. The convertible debentures and shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. Each investor received current information about our company and had the opportunity to ask questions about our company. These investors purchased the shares and debentures for investment purposes and the shares and debentures they received were marked with the appropriate restrictive legend.

     In March 2000 we entered into equity purchase agreements with 30 accredited investors, four of which were affiliates of our company. These investors received an aggregate of 601,000 shares of our common stock at a purchase price of $1.25 per share. We received approximately $751,250 in proceeds from the sale of these shares. There were no underwriting discounts nor commissions relating to the sales. The shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. Each investor received current information about our company and had the opportunity to ask questions about our company. These investors purchased the shares for investment purposes and the shares they received were marked with the appropriate restrictive legend.

     On September 8, 2000 we sold 250,000 shares of common stock to an individual non U.S. accredited investor at a purchase price of $375,000 or $1.50 per share. In addition, this investor received warrants to purchase an aggregate of 200,000 shares of our common stock, 50,000 are exercisable at $3.00 per share; 50,000 are exercisable at $4.00 per share; 50,000 are exercisable at $5.00 per share; and 50,000 are exercisable at $6.00 per share. There were no underwriting discounts nor commissions relating to the sales. We received proceeds of $375,000 from the sale of these securities. The shares and warrants were issued under the exemption from registration provided by Regulation S under the Securities Act. The investor received current information regarding our company and had the opportunity to ask questions about our company.

     In September 2000 we converted outstanding promissory notes in the aggregate amount of $1,646,501 held by an accredited investor into 1,832,768 shares of our common stock. These promissory notes were originally issued in lieu of loans made to our company. The shares issued as payment on these promissory notes were valued at approximately $.90 per share. These shares were issued under the exemption from registration provided by Section 4(2) of the Securities Act. These individuals had access to current information and the ability to ask questions. The shares were marked with the appropriate restrictive legend.

     On October 24, 2000 we issued 58,333 shares of our common stock to a company that provided billing services to our company. The shares were issued as consideration for services provided under a settlement agreement we entered into with the company. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. The shares received by the company contained the appropriate restrictive legends.

     In November 2000 we issued a $450,000, 12% convertible debenture to an individual accredited investor and shareholder of our company. This investor also received warrants to purchase 75,000 shares of our common stock exercisable at $1.00 per share and warrants to purchase 150,000 shares of our common stock exercisable at $1.50 per share. We received proceeds of $450,000 from the issuance of this convertible debenture. There were no underwriting discounts nor commissions. The convertible debenture was subsequently converted into 519,776 shares of our common stock. The convertible debentures and shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. The investor received current information about our company and had the opportunity to ask questions about our company. He purchased the shares and debentures for investment purposes and the shares and debentures he received were marked with the appropriate restrictive legend.

     In November 2000 we sold warrants to purchase 100,000 shares of our common stock to an individual accredited investor. These warrants were subsequently exercised in March 2001. The issuance of these warrants and underlying common stock was exempt from registration under Section 4(2) of the Securities Act. The investor had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The warrants and underlying shares of common stock we issued were marked with the appropriate restrictive legends.

     In December 2000 we issued 14,000 shares of our common stock to a medical doctor under a contract settlement agreement. The settlement agreement arose from additional consideration for the purchase of his medical practice. This individual had access to current information regarding our company and had the opportunity to ask questions regarding our company. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. The individual received shares containing the appropriate restrictive legends.

     In December 2000 we issued a $50,000, 12% convertible debenture to an individual non U.S. accredited investor and shareholder of our company. This investor also received warrants to purchase 25,000 shares of our common stock exercisable at $1.50 per share. We received proceeds of $50,000 from the issuance of this convertible debenture. There were no underwriting discounts nor commissions. The convertible debenture was subsequently converted into 52,219 shares of our common stock. The shares, debentures and warrants were issued under the exemption from registration provided by Regulation S under the Securities Act. The investor received current information regarding our company and had the opportunity to ask questions about our company.

     In January 2001 we entered into equity purchase agreements with 8 accredited investors. These investors received an aggregate of 720,000 shares of our common stock at a purchase price of $1.00 per share. We received $720,000 in proceeds from the sale of these shares. There were no underwriting discounts nor commissions relating to the purchase agreements. The shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. Each investor received current information about our company and had the opportunity to ask questions about our company. These investors purchased the shares for investment purposes and the shares they received were marked with the appropriate restrictive legend.

     Under an agreement dated February 1, 2001 we issued 25,000 shares to an advisor in consideration for acting as a non-exclusive corporate financial advisor for a period of 24 months. The advisor may also earn an additional 25,000 shares under certain performance criteria objectives. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. The financial advisor had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The shares received by the advisor contained the appropriate restrictive legends.

     Under an agreement dated March 1, 2001 we issued warrants to purchase 200,000 shares of our common stock to a consultant in consideration for providing our company with financial advisory services for a period of 12 months. The warrants are exercisable at $2.25 per share of common stock. The issuance of these warrants was exempt from registration under Section 4(2) of the Securities Act. The consultant had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The warrants received by the consulting company contained the appropriate restrictive legends.

     Under an investment banking agreement dated March 1, 2001 we issued 43,750 shares of our common stock to a consultant in consideration for providing our company with business consulting services. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. The consultant had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The shares received by the consultant contained the appropriate restrictive legends.

     On March 10, 2001, we issued 50,000 shares of our common stock to an officer and director of our company. These shares were issued under a compensation agreement. The options were issued under Section 4(2) of the Securities Act and are marked with the appropriate restrictive legends.

     Under a settlement agreement and mutual general release dated March 19, 2001 we issued 100,000 shares of our common stock to an individual physician. The shares were issued as compensation for the physician entering into the settlement agreement and mutual release with our company. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. The physician had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The shares received by the physician contained the appropriate restrictive legends.

     Under a financial advisory and consulting agreement dated March 27, 2001 we issued warrants to purchase 200,000 shares of our common stock in consideration for providing consulting advice relating to financial and other similar matters. The warrants are exercisable until March 27, 2004 at prices ranging from $1.10 per share to $1.50 per share. The issuance of these warrants was exempt from registration under Section 4(2) of the Securities Act. The consultant had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The warrants received by the consulting company contained the appropriate restrictive legends.

     On March 30, 2001, we issued warrants to purchase an aggregate of 940,000 shares of our common stock to Copira Investments Inc. and GKN Securities as consideration for an equity line of credit. The warrants are exercisable at $1.88 per share. Copira and GKN are accredited investors. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On March 30, 2001 we sold 27,500 shares of our common stock and warrants to purchase an aggregate 16,667 shares of our common stock to an accredited investor. The warrants are exercisable at prices ranging from $2.50 to $4.00. We also issued the investor a $67,000, 8% convertible debenture. The convertible debenture is convertible at $2.50 per share and is due March 30, 2004. We received approximately $100,000 in gross proceeds from the sale of our shares, warrants and convertible debenture. We paid a 7% cash commission to a placement agent. The placement agent also received warrants to purchase 4,258 shares of our common stock exercisable at $1.20 per share. The shares of common stock, warrants and debenture were issued under the exemption from registration provided by Section 4(2) of the Securities Act. The investor received current information about our company and had the opportunity to ask questions about our company. The investor purchased the securities for investment purposes and the securities he received were marked with the appropriate restrictive legend.

     In April 2001 we issued options to purchase 100,000 share of our common stock to our legal counsel as consideration for services provided. The options are exercisable at $1.00 per share. The issuance of these options was exempt from registration under Section 4(2) of the Securities Act. The firm had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The options received by the firm contained the appropriate restrictive legends.

     In April, 2001 we sold an aggregate of 1,677,778 shares of our common stock to 3 accredited investors. The shares were sold for $1.80 per share. We received $3,020,000 in gross proceeds from the sale of these shares. We paid a placement agent a commission of 50,333 shares of our common stock in connection with this offering. This commission equaled approximately 3% of the total offering. The shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. The investors received current information about our company and had the opportunity to ask questions about our company. The investors purchased the shares for investment purposes and the shares they received were marked with the appropriate restrictive legend.

     In April, 2001 we also sold an aggregate of 175,000 shares of our common stock to 2 accredited investors. The shares were sold for $1.60 per share. We received $280,000 in proceeds from the sale of these shares. There were no underwriting discounts nor commissions relating to the sales. The shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. The investors received current information about our company and had the opportunity to ask questions about our company. The investors purchased the shares for investment purposes and the shares they received were marked with the appropriate restrictive legend.

     On April 2, 2001 we sold 105,000 shares of our common stock to an individual accredited investor. The shares were sold at a purchase price of $125,000 or approximately $1.19 per share. We received $125,000 in proceeds from the sale of these shares. There were no underwriting discounts nor commissions relating to the sale. The shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. The investor received current information about our company and had the opportunity to ask questions about our company. The investor purchased the shares for investment purposes and the shares he received were marked with the appropriate restrictive legend.

     In May 2001 we sold 350,000 shares of our common stock to an accredited investor for a total purchase price of $647,500 per share or $1.85 per share. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. The investor had access to information concerning our company had the ability to ask questions regarding our company. The investor represented that he was purchasing the shares for investment purposes. The shares were marked with the appropriate restrictive legends.

     On May 4, 2001 we issued warrants to purchase 15,000 shares of our common stock to a financial consultant as consideration for providing financial and other advisory consulting services. The warrants are exercisable at $1.85 per share. The warrants expire on May 4, 2006. The issuance of these warrants was exempt from registration under Section 4(2) of the Securities Act. The consultant had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The warrants received by the consulting company contained the appropriate restrictive legends.

     From October 26, 2001, through January 22, 2002, we raised $1,129,548 through the issuance of a series of notes to a non-affiliated third party. The notes were convertible into shares of our common stock at conversion rates ranging from $.82 per share to $1.35 per share. All of the notes have been converted into a total of 1,157,778 shares of common stock. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On December 12, 2001, we reached an agreement with a non-affiliated third party where we agreed to pay the non-affiliated third party a fee payable in our common stock in the amount of 7% of any capital received by us as a result of an introduction by the non- affiliated third party. We have issued the non-affiliated third party a total of 15,500 shares of our common stock under the agreement. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On December 29, 2001 and February 18, 2002, we received a total of $800,000 for the issuance of a total of 800,000 shares of our common stock to a non-affiliated third party pursuant to the terms of Common Stock Purchase Agreements. The Common Stock Purchase Agreements provide for (i) piggy-back registration rights in the event the Company files a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities (other than on Form S-4 or Form S-8), and (ii) mandatory registration within 180 days of the date of purchase. In the event the mandatory registration provision is not complied with, the Common Stock Purchase Agreements provide that the investor shall receive an additional shares of our common stock for each month until the shares are registered pursuant to the terms of the Agreement. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     In January 2002, we reached an agreement with a non-affiliated third party where we agreed to pay the non-affiliated third party a fee payable in our common stock in the amount of 10% of any capital received by us as a result of an introduction by the non- affiliated third party. On February 11, 2002, we issued the non-affiliated third party 30,000 shares of our common stock. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     In January 2002, we issued an aggregate of 66,165 shares of our common stock to our directors under our director compensation agreements as compensation for their services rendered during 2001. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On January 2, 2002, we issued 45,894 shares of our common stock to a non-affiliated individual pursuant to a Settlement Agreement and Mutual General Release dated March 19, 2001. The Settlement Agreement provided for the issuance of 100,000 shares of our common stock having a value of no less than $300,000. The Settlement Agreement further provided that in the event the value of the issued shares of common stock was below $300,000 on the date of the filing of a registration statement covering those shares, we would then become obligated to issue to the non-affiliated individual additional shares of our common stock to bring the total value of all shares issued to no less than $300,000. The issuance of 45,894 shares of our common stock on January 2, 2002, satisfied the foregoing condition of the Settlement Agreement. The Settlement Agreement

provided piggy-back registration rights with respect to the additional shares issued on January 2, 2002. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On January 9, 2002, we issued 150 shares of our common stock to an individual at $1.00 per share. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On February 7, 2002, we issued 113,073 shares of our common stock to an individual in consideration for services rendered pursuant to a Services Agreement dated December 31, 2001. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On February 11, 2002, we issued 1,241,778 shares of our common stock to an entity upon the conversion of principal and interest under a convertible promissory note. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On February 12, 2002, we issued 10,500 shares of our common stock to an entity as a commission with respect to a private placement of equity securities. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On February 12, 2002, we issued 67 shares of our common stock to an individual upon his exercise of common stock purchase options. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On February 12, 2002, we sold 300,000 shares of our common stock to a non-affiliated third party at $1.00 per share. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On February 21, 2002, we issued 35,000 shares of our common stock to a non-affiliated third party in connection with a financing through which we raised $500,000 through the issuance of a secured promissory note. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On February 22, 2002, we issued 50,000 shares of our common stock to an individual at $1.00 per share. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On March 1, 2002, we issued 38,475 shares of our common stock to an entity pursuant to a draw down on an equity line agreement. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     We issued 179,720 shares of our common stock to a non-affiliated third party in consideration of services rendered. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     We issued 336,000 shares of our common stock to a non-affiliated third party in consideration of services rendered. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     Each of the security holders (a) had access to business and financial information concerning the Company, (b) represented that it was acquiring the securities for investment purposes only and not with a view towards distribution or resale except in compliance with applicable securities laws and (c) had such knowledge and experience in business and financial matters that he, she or its was able to evaluate the risks and merits of an investment in the Company. Therefore, each investor was also sophisticated within the meaning of Federal securities laws. In addition, the certificates evidencing the securities that were issued contained a legend restricting their transferability absent registration under the Securities Act or the availability of an applicable exemption therefrom.

Item 27. Exhibits and Financial Statement Schedules

Exhibit No.		Description of Document

3.1	—	Articles of Incorporation.(1)
3.2	—	Articles of Amendment to the Articles of Incorporation.(1)
3.3	—	By-laws.(1)
3.4	—	Articles of Amendment to the Articles of Incorporation designating the Series A Preferred Stock.(4)
3.5	—	Articles of Amendment to the Articles of Incorporation designating the Series B Preferred Stock.(4)
3.6	—	Articles of Amendment to the Articles of Incorporation.(4)
4.1	—	Specimen Common Stock Certificate.(1)
5.1	—	Opinion of Adorno & Yoss, P.A.(3)
10.1	—	Securities Purchase Agreement between Registrant and GCA Strategic Investment Fund Limited, dated May 24, 2002. (3)
10.2	—	Common Stock Purchase Warrant issued by Registrant to GCA Strategic Investment Fund Limited, dated May 24, 2002. (3)
10.3	—	6% Convertible Debenture issued by Registrant to GCA Strategic Investment Fund Limited, dated May 24, 2002. (3)
10.4	—	Registration Rights Agreement between Registrant and GCA Strategic Investment Fund Limited, dated May 24, 2002. (3)
10.5	—	Securities Purchase Agreement between Registrant and Global Capital funding Group, L.P., dated May 24, 2002. (3)
10.6	—	Common Stock Purchase Warrant issued by Registrant to Global Capital funding Group, L.P., dated May 24, 2002. (3)
10.7	—	Promissory Note issued by Registrant to GCA Global Capital funding Group, L.P., dated May 24, 2002. (3)
10.8	—	Registration Rights Agreement between Registrant and Global Capital funding Group, L.P., dated May 24, 2002. (3)
21	—	Subsidiaries of the Company.(2)
23.1	—	Consent of Kaufman, Rossin and Company.(3)
23.2	—	Consent of Adorno & Yoss, P.A. (contained in Exhibit 5.1)(3)

(1)	Incorporated by reference to the exhibit of the same number filed with the Company’s Registration Statement on Form SB-2 (No. 333-5884-A)

(2)	Incorporated by reference to the exhibit of the same number filed with the Company’s Registration Statement on Form SB-2 (No. 333-84220) on March 13, 2002.

(3)	Filed herewith

(4)	Filed previously.

Item 28. Undertakings

The undersigned Registrant undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or preceding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in West Palm Beach, Florida on July 5, 2002.

METROPOLITAN HEALTH NETWORKS, INC

By:/s/ Fred Sternberg Fred Sternberg, Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Form SB-2 registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Fred Sternberg	Chairman and Chief Executive Officer	July 5, 2002
Fred Sternberg

/s/ Debra A. Finnel	Vice President and Chief Operating Officer	July 5, 2002
Debra A. Finnel

/s/ David S. Gartner	Secretary and Chief Financial Officer	July 5, 2002
David S. Gartner

/s/ Michael Cahr	Director	July 5, 2002
Michael Cahr

/s/ Marvin Heiman	Director	July 5, 2002
Marvin Heiman

/s/ William Bulger	Director	July 5, 2002
William Bulger

/s/ Robert Buchanan	Director	July 5, 2002
Robert Buchanan

/s/ Martin Harrison	Director	July 5, 2002
Martin Harrison

     You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

4,324,419 Shares

Metropolitan Health
Networks, Inc.

PROSPECTUS

July ____, 2002